Exhibit 99.2

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022

Amounts in United States dollars

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

I.            OVERVIEW

Orla Mining Ltd. is a mineral exploration, development, and production company that trades on the Toronto Stock Exchange under the ticker symbol “OLA” and on the NYSE American under the symbol “ORLA”. The “Company”, “Orla”, “we”, and “our” refer to Orla Mining Ltd. and its subsidiaries unless the context otherwise indicates.

Orla’s corporate strategy is to acquire, develop, and operate mineral properties where our expertise can substantially increase stakeholder value. We have three material gold projects, (1) Camino Rojo, located in Zacatecas State, Mexico, (2) Cerro Quema, located in Los Santos Province, Panama, and (3) South Railroad, located in Nevada, United States.

Camino Rojo consists of the Camino Rojo oxide gold mine (the “Camino Rojo Oxide Mine” or “Camino Rojo”), which achieved commercial production effective April 1, 2022, and the Camino Rojo sulphides project (the “Camino Rojo Sulphides”). Cerro Quema consists of the Cerro Quema gold project (the “Cerro Quema Gold Project”), which also includes the Caballito copper-gold deposit (“Caballito”). The South Railroad project (“South Railroad” or the “South Railroad Project”) consists of the Dark Star and Pinion deposits and also includes the larger, 21,000 acre land package previously referred to as the Railroad-Pinion Project.

This Management’s Discussion and Analysis (“MD&A”) of the financial condition and results of operations of the Company should be read in conjunction with our condensed interim consolidated financial statements for the three and nine months ended September 30, 2022, our audited consolidated financial statements for the year ending December 31, 2021, and our MD&A for the year ended December 31, 2021. The Cautionary Notes in section XVI are an important part of this document.

Additional information about our Company, including our most recent consolidated financial statements and annual information form, is available on the Company website at www.orlamining.com, under the Company’s profile on the System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com, and the Company’s documents filed with, or furnished to, the United States Securities and Exchange Commission (“SEC”), which are available through the SEC’s Electronic Data Gathering and Retrieval System (“EDGAR”) at www.sec.gov.

This MD&A is current as of November 10, 2022.

Andrew Cormier, P.Eng., the Chief Operating Officer of the Company, is a Qualified Person, as the term is defined in National Instrument 43-101 (“NI 43-101”) and has reviewed and approved the technical information disclosed in this MD&A.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

II.            HIGHLIGHTS

Operating		Q3 2022	YEAR TO DATE
Gold production	ounces	28,876	77,580
Gold sold	ounces	28,749	75,064
Average realized gold price [1]	per ounce	$1,699	$1,810
Cost of sales – operating cost	million	$12.0	32.1
Cash cost per ounce [1]	per ounce	$452	446	[2]
All-in sustaining cost per ounce [1]	per ounce	$594	597	[2]

Financial results		Q3 2022	YEAR TO DATE
Revenue	million	$49.0	$136.5
Net income	million	$8.9	$27.1
Earnings (loss) per share – basic	$/share	$0.03	$0.10

Adjusted earnings [1]	million	$5.7	$36.5
Adjusted earnings per share [1]	$/share	$0.02	$0.14

Cash flow from operating activities before changes in non-cash working capital	million	$15.5	$56.0
Free cash flow [1]	million	$25.2	$70.3

Financial position		September 30, 2022	December 31, 2021
Cash and cash equivalents	million	$89.1	$20.5
Net debt [1]	million	$77.5	$140.8

A.	CORPORATE and FINANCIAL

•	28,749 gold ounces sold during the quarter, generating $49.0 million in revenue.

•	Adjusted earnings [1] of $5.7 million resulting in adjusted earnings per share of $0.02.

•	Net income of $8.9 million for the quarter resulting in earnings per share of $0.3.

•	Cash flow from operating activities before changes in non-cash working capital of $15.5 million.

•	Cash on hand at September 30, 2022 of $89.1 million.

•	Completed the acquisition of Gold Standard Ventures Corp. (“Gold Standard”), the owner of South Railroad, a feasibility-stage, open pit, heap leach project located on the Carlin trend in Nevada.

1	Non-GAAP measure. Please refer to section V — NON-GAAP MEASURES of this MD&A for a reconciliation of this measure to the most comparable figures presented in our financial statements.
2	The Company declared commercial production at Camino Rojo effective April 1, 2022. Consequently, the “year to date” figures for cash cost per ounce and all-in sustaining cost per ounce are for the period April 1, 2022 to September 30, 2022.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

III.            OUTLOOK AND UPCOMING MILESTONES

We remain focused on advancing the Company’s strategic objectives and near-term milestones, which include the following:

●	Maintaining robust health and safety protocols, including COVID-19 prevention measures, to support the health of our employees and local communities.

●	Maintaining consistent performance at Camino Rojo Oxide Mine.

●	Continuing project permitting activities at South Railroad.

●	Continuing to advance development activities at Camino Rojo Sulphides.

●	Continuing exploration programs across our portfolio:

o	Camino Rojo Sulphides Phase 2 drilling program.

o	Camino Rojo regional exploration program.

o	Caballito infill and expansion drill program.

o	Assessing other regional potential targets in Panama.

o	Continuing South Railroad’s 2022 sulphide and oxide exploration programs.

GUIDANCE1

On October 11, 2022 the Company issued a press release increasing production guidance for the full year 2022 (Orla Mining Provides Third Quarter 2022 Operational Results and Increases 2022 Annual Production Guidance). The Company also issued a press release on September 12, 2022, increasing annual exploration spending for 2022 to $18.0 million (Orla Mining Advances Exploration & Growth Pipeline). AISC guidance for the year is maintained at $600 to $700 per ounce of gold sold.

		Original	Updated
Gold Production	oz	90,000 – 100,000	100,000 – 110,000
All-in Sustaining Costs (“AISC”) [2,3]	$/oz Au sold	$600 - $700	$600 - $700
Capital Expenditures [3]
Sustaining Capital Expenditures		$$5 million	$5 million
Non-Sustaining Capital Expenditures		$$20 million	$20 million
Total Capital Expenditures		$$25 million	$25 million
Exploration [3]
Mexico		$$10 million	$10 million
Panama		$$5 million	$5 million
Nevada	$	N/A	$3 million
Total Exploration		$$15 million	$18 million

1.	The outlook includes full-year 2022 figures except for AISC which is calculated from Q2-Q4 2022 based on commercial production at the Camino Rojo Oxide Mine having been achieved effective as of April 1, 2022. The outlook constitutes forward-looking statements within the meaning of applicable securities legislation, see “Cautionary Note Regarding Forward-Looking Information” below.
2.	AISC is a non-GAAP measure. See section IV — “NON-GAAP MEASURES” of this MD&A for additional information.
3.	Exchange rates used to forecast cost metrics include MXN/USD of 20.0 and CAD/USD of 1.25.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

IV.            COVID-19 GLOBAL HEALTH EMERGENCY

The global pandemic of the novel coronavirus (“COVID-19”) and its additional outbreaks continued in 2022 and have had a significant impact on businesses through restrictions put in place by governments around the world, including the jurisdictions in which we conduct our business. Our activities have been restricted by government orders related to, among others, travel and business operations. As of the date of this MD&A, it is not possible to determine the extent of the impact that this global health emergency will have on our activities as the impacts will depend on future developments which themselves are highly uncertain and cannot be predicted with confidence. These uncertainties arise from the inability to predict the ultimate geographic spread of the disease, its extent and intensity, the duration of the outbreak, and possible government, societal, and individual responses to the situation.

Operations at Camino Rojo, Cerro Quema, and South Railroad have established COVID-19 committees that meet regularly to discuss operational protocols and safety measures and to update them as necessary. Operations resumed (with appropriate safety protocols in place) after initial suspensions of work during 2020. However, uncertainty remains about the future impacts the pandemic could have on our business. Changes to the current situation could adversely affect our exploration, development, and production activities.

The Board of Directors has oversight over management’s response to COVID-19 and has reviewed the plans and protocols in place. The Company has implemented strict COVID-19 protocols, including rigorous screening and testing programs at our sites. Orla continues to maintain robust organization-wide COVID-19 prevention protocols to support the health of its employees and local communities. Orla is closely monitoring the potential impacts from the pandemic on areas including delivery of equipment, supplies and logistics, construction and operational costs and schedule, as well as community and government relations.

This level of preparation has allowed Orla to execute an effective response to the COVID-19 outbreak, which resulted in limited operational disruption while ensuring our workforce and local communities were protected and supported. Our operations continue to follow protocols established by health authorities across the jurisdictions where we operate.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

V.	DISCUSSION OF OPERATIONS

A.	CAMINO ROJO, MEXICO

Camino Rojo is a gold-silver-lead-zinc deposit located in the Municipality of Mazapil, State of Zacatecas, Mexico near the village of San Tiburcio. The project lies 190 kilometres northeast of the city of Zacatecas, 48 km south-southwest of the town of Concepción del Oro, Zacatecas, and 54 kilometres south-southeast of Newmont’s Peñasquito mine.

Refer to Management’s Discussion and Analysis of the Company as at and for the year ended December 31, 2021, for historical context and project background.

CAMINO ROJO OPERATIONAL UPDATE

The Company declared commercial production at Camino Rojo on April 1, 2022. Camino Rojo produced 28,876 ounces of gold in Q3 2022. Mining rates have steadily increased, averaging 44,911 tpd in the third quarter. The average grade mined, excluding low grade material that was stockpiled, was 0.77 g/t of gold during the quarter, which is in line with plan.

Camino Rojo Operating Highlights		Three months ended September 30, 2022	Nine months ended September 30, 2022
Total Ore Mined	tonnes	2,167,028	6,072,010
Ore - processed	tonnes	1,739,673	4,801,952
Low Grade Ore – stockpiled	tonnes	427,355	1,270,058
Waste Mined	tonnes	1,964,871	3,978,936
Total Mined	tonnes	4,131,899	10,050,946
Strip Ratio	w:o	0.91	0.66
Total Ore Mined Gold Grade	g/t	0.77	0.72
Ore – processed	g/t	0.88	0.83
Low Grade Ore – stockpiled	g/t	0.32	0.34

Ore Crushed	tonnes	1,721,206	4,740,996
Ore Stacked	tonnes	1,766,419	5,079,687
Stacked Ore Gold Grade	g/t	0.88	0.83
Gold Produced	oz	28,876	77,580
Daily Stacking Rate – Average*	tpd	19,200	17,799
Daily Stacked Throughput / Nameplate Capacity	tonnes	107%	99%
Total Crushed Ore Stockpile	tonnes	192,176
Total Crushed Ore Stockpile Au Grade	g/t	0.87
Total ROM Ore Stockpile**	tonnes	1,669,927
Total ROM Ore Stockpile Grade	g/t	0.35

*Average stacking rate calculation excludes truck-stacked overliner material (0 tonnes for Q3 2022 and 220,432 tonnes for YTD 2022).

**ROM ore stockpile includes mined ore not yet crushed, and low-grade stockpiles.

During the quarter, site activities were focused on mining and processing operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Camino Rojo achieved record quarterly processing throughput in Q3 2022. The average daily stacking rate for the third quarter was 19,200 tonnes per day, which is above the nameplate capacity of 18,000 tonnes per day. Mined ore tonnes are reconciling well to the block model and process recoveries to date are in line with the metallurgical recovery model.

As of September 30, 2022, there were 478 workers at Camino Rojo, consisting of 220 direct employees and 258 contractors.

LAYBACK AREA

On December 21, 2020, we announced that Orla had completed the Layback Agreement (the “Layback Agreement”) with Fresnillo plc (“Fresnillo”), granting Orla the right to expand the Camino Rojo Oxide Mine pit onto 21.8 ha of Fresnillo’s 782 ha “Guachichil D1” mineral concession, located immediately to the north of Orla’s property.

Surface rights

Fresnillo controls surface rights needed for exploration and mining on the Guachichil D1 mineral concession. Pursuant to the Layback Agreement, 27.5 ha of surface rights (“Layback Area”) controlled by Fresnillo will be acquired by Minera Camino Rojo SA de CV to mine on a portion of the Guachichil D1 mineral concession that covers the Layback Area, as required for the Camino Rojo Oxide Mine as defined in the 2021 Feasibility Study1 for Camino Rojo. We are finalizing the ratification process with local communities related to the transfer of surface access rights pertaining to the Layback Area.

Change in Land Use Permit

As a result of the Layback Agreement, the project as described in the 2021 Camino Rojo Report will require an additional Change of Land Use (in Spanish, Cambio de Uso de Suelo, or “CUS”) permit to allow for additional surface disturbances related to development of a pit layback onto lands not considered in the August 2019 CUS permit application. The application for the additional CUS permit will be submitted to the Secretariat of Environment and Natural Resources (known by its Spanish acronym, “SEMARNAT”) upon completion of the ratification process with local communities. We expect the review process by SEMARNAT will take up to six months prior to issuance of a resolution.

We have begun working on a CUS permit amendment for the expanded pit and other permitting requirements for the increased tonnes planned to be mined resulting from the Layback Agreement.

Environmental Impact Statement

With respect to the Environmental Impact Statement (in Spanish, Manifesto de Impacto Ambiental, or “MIA”), the project described in the 2021 Camino Rojo Report, at the discretion of SEMARNAT, may require a modification of the MIA permit, or an additional MIA permit, to allow for the additional production related to the development of a pit layback onto lands not considered in the August 2019 permit application. The MIA modification or additional MIA permit request will be submitted to SEMARNAT upon completion of the ratification process with the local communities. We expect the review process by SEMARNAT will take up to six months for review and issuance of a resolution.

[1]	The 2021 Feasibility Study in respect of the Camino Rojo Oxide Mine is set forth in the technical report titled “Unconstrained Feasibility Study NI 43-101 Technical Report on the Camino Rojo Gold Project, Municipality of Mazapil, Zacatecas, Mexico” dated effective January 11, 2021 (the “2021 Camino Rojo Report”), which is available on the Company’s website, at www.sedar.com, and at www.sec.gov.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Any potential development of Camino Rojo that would include an open pit encompassing the entire mineral resource estimate, including the sulphide material, will depend on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles) and additional permits from government agencies.

Additional work is required to bring material on the Fresnillo concession to the measured and indicated mineral resource category, which will then facilitate a mineral resource and reserve update. Work required includes an estimated 2,500 metres of drilling, detailed QA/QC, and integration of Orla’s geological and resource models with Fresnillo’s drill data. We expect to complete the required work upon the transfer of certain surface rights associated with the Layback Area as discussed above.

EXPLORATION

The Camino Rojo land package is under-explored and its proximity to the large Camino Rojo mineralized system provides highly prospective opportunities. Exploration on the project is somewhat challenging due to the presence of a thin alluvial soil and caliche cover restricting geochemical surface expressions, but the potential to discover mineralization is considered excellent. As such, we continue to conduct regional exploration at Camino Rojo.

This year, drilling across the portfolio began in April after preparations during the first quarter. At Camino Rojo, our near-mine and regional exploration activities in 2022 focus on increasing oxide reserves, supporting advancement of the sulphide deposit development scenarios, and testing priority targets defined in 2021 in an effort to make new satellite discoveries. Near-mine work will include oxide resource drilling on the Fresnillo Layback Area once the transfer of surface rights is complete (see “Layback Area” above), and a Phase 2 infill drill program on the sulphide deposit to support an updated resource estimate. Regional exploration work will include reverse circulation drilling (“RC”) and continued target definition activities. Phase 2 of the sulphide program is underway, with ten oriented diamond drill holes completed since the program began in April. The objective of this current phase of drilling is to infill between Phase 1 north-to-south drill holes, reducing the spacing between south-azimuth drill holes to 150-200m. Phase 2 drilling continues to define zones of higher-grade gold mineralization. Assay results from the first five drill holes completed as part of the Phase 2 program are available on the Company’s website and in our press release dated September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline).

On the Camino Rojo regional program, RC drill testing of near-mine target areas near the Camino Rojo Oxide Mine is underway, with 40% of the program completed at September 30, 2022. The highest priority targets are expected to be drilled along the mine trend in Q4, 2022, subject to drill permits being issued.

CAMINO ROJO OXIDE MINE

We seek to define additional oxide reserves at the Camino Rojo Oxide Mine following confirmatory core drilling on the Layback Area, located immediately north and adjacent to the Camino Rojo open pit. While historical drilling indicates that mineralization continues across the property boundary onto the Layback Area, no ounces from this area are currently included in the Camino Rojo mineral reserve estimate. The planned 2,500m diamond drill program is designed to confirm and delineate mineralization located in the oxide pit layback and to allow for a potential update of mineral resource and reserve estimations. This program is pending the transfer of the Layback Area surface rights (see “Layback Area” above).

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

CAMINO ROJO SULPHIDES

Historical drilling on the Camino Rojo Sulphides, conducted by the previous project owners, indicated the gold grade of the deposit to be widely disseminated and a large, open-pit mining scenario was the favoured development pathway. A lower grade open pit development scenario would necessitate higher capital expenditures for a large processing facility and extensive material handling. To understand if an alternative, more targeted development approach was possible, the presence of higher grades had to be confirmed. It was interpreted that portions of the deposit were comprised of higher grade steeply northwest dipping vein sets. To test for the higher grades and to confirm the geological model, Orla began drilling into the Camino Rojo Sulphides in the opposite (south) orientation of historical drilling. Since the fourth quarter 2020, two phases of drilling have been conducted with the results indicating the presence of continuous, higher-grade gold domains which could be amenable to underground mining, allowing for a smaller processing facility and less material handling. Most recently, the south oriented Phase 2 drill program has returned higher-grade gold intercepts (>2 g/t) over wide widths (>30m). These results are derived from an 8,750-metre drill program being conducted in 2022, to reinforce the geologic model and to continue to confirm the continuity of wide zones of higher-grade gold mineralization. Ten of the 15 diamond drill holes have been completed. Results from the first five drill holes are available on the Company’s website and in the press release dated September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline). Results from the remaining drill holes are expected in early 2023. Selected significant results from the first five holes include:

•	Hole CRSX22-05:	1.95 g/t Au over 61.2m, incl. 2.05 g/t Au over 19.5m

•	Hole CRSX22-06:	2.56 g/t Au over 41.5m, incl. 4.00 g/t Au over 19.5m

•	Hole CRSX22-07A:	3.20 g/t Au over 36.6m

•	Hole CRSX22-07B:	2.13 g/t Au over 27.0m, incl. 4.43 g/t Au over 9.5m

•	Hole CRSX22-08A:	3.08 g/t Au over 52.5m, incl. 4.37 g/t Au over 28.5m

The first metallurgical results from the Phase 2 drilling confirm the potential for a standalone processing option for the Camino Rojo Sulphides thereby conserving the potential for the Company to retain 100% ownership in a potential project1. Metallurgical testing will continue as each new phase of drill core becomes available.

Most of the gold mineralization at Camino Rojo has been defined in the Caracol Formation where auriferous veins are mostly constrained to a broad envelope of potassic alteration (Kp). Gold mineralization extends deeper into the underlying Indidura and Cuesta del Cura formations (and potentially deeper into other underlying units) along the Dike Zone and Breccia Fault Zone, suggesting these faults may be feeder-like structures for the Camino Rojo deposit.

1 In the event a project at the Camino Rojo Sulphides project has been defined by Orla the Company through a Pre-Feasibility Study outlining a development scenario using the existing infrastructure at Peñasquito, Newmont Corporation may, at its option, enter into a JV joint venture where it would own 70% of the project, with Orla owning 30%.See the Company’s Management’s Discussion and Analysis of the Company as at and for the year ended December 31, 2021, for additional information.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Figure 1: Camino Rojo Sulphide Deep Mineralization Potential

All drill results presented in Figure 1 are historical in nature and are not treated by the Company as current. Such results were completed by Goldcorp Inc., a prior owner of the Camino Rojo Project.

During the ongoing Orla Phase 2 drill program, selected holes were extended to test the continuity of gold mineralization where the Dike Zone crosscut the Indidura Formation. These drill holes have returned encouraging visual results (assays pending) of the sulphide veins crosscutting bedding and associated calc-silicate alteration within the Indidura Formation. Compilation of historical drill data has confirmed significant gold intercepts over significant widths with a similar style of mineralization elsewhere in the Indidura formation, as well as skarn and calc-silicate alteration associated with manto-type mineralization with semi-massive to massive sulphides replacing bedding in the Cuesta del Cura Formation.

Based on the positive results encountered in the Phase 1 and 2 programs, more closely spaced, south-oriented drilling will be required to fully capture the extent of a potential underground resource. To date, approximately 13,868 metres of directional drilling has been completed which has continued to inform Orla’s perspective on the development approach to the deposit. Orla expects to provide details of a Phase 3 south-oriented drill program and metallurgical testwork program in early 2023. This drilling is expected to strengthen the possibility and confidence for a Preliminary Economic Assessment (“PEA”) that contemplates underground mining. Upon the completion of additional south oriented directional drilling and testwork programs, a PEA is expected to be completed based on the optimal development method.

Drilling during the planned Phase 3 drill program will focus on infilling the Caracol hosted mineralization (existing resources) and also follow-up on this new and historical drill data, testing the down plunge extension potential of the Camino Rojo Sulphide deposit into the Indidura and Cuesta del Cura formations along the Dike and Breccia zones as well as further Orla’s metallurgical planning.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

REGIONAL EXPLORATION

The Camino Rojo regional exploration program continued during Q3 2022, consisting of airborne (drone) magnetic and induced polarization geophysical surveys, as well as soil geochemical sampling, mechanical trenching, and RC drilling. RC drilling is focused on testing exploration targets near and along strike of the Camino Rojo Oxide Mine. Results from RC drilling completed in Q2 2022 and early Q3 2022 are available in our press release dated September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline). Drilling will continue along the mine trend, pending receipt of required drill permits.

During the third quarter of 2022, $3.5 million was expensed on exploration and evaluation activities at Camino Rojo.

COMMUNITY AND SOCIAL

Orla maintains an active community, social relations, and environmental management program. The Community Environmental Monitoring Committee continues its participation in the quarterly water monitoring program and other environmental related activities.

The Sustainability Risk Committee, which is comprised of members of the Company and community relations advisors, continued to hold monthly meetings. During Q3 2022, we commenced an update of our site-level material risk matrix to adapt it to the current stage of operations.

During the third quarter of 2022, we:

•	Provided COVID-19 tests and protective equipment to the San Tiburcio health center.

•	Continued running the Community Center with different activities such as reading clubs, music classes, students support, fitness classes, nutritional assistance, activities with elderly people, and children’s cinema.

•	Continued funding scholarships and adult education programs and provided a scholarship for university students.

•	Provided seven local business with funding of equipment as part of the “local entrepreneurs” program.

•	Provided medical equipment to San Tiburico for the local ambulance.

•	Continued with support for an additional doctor for the San Tiburcio health center.

•	Completed the refurbishing and expansion of the Civic Center Building and transferred control to the Ejido and the Community of San Tiburcio. The community infrastructure was inaugurated early in Q3 2022.

•	Finished the refurbishment of the domestic water storage pond and transferred control to the Ejido and the Community of San Francisco de Los Quijano. We continued to provide assistance to the community of El Berrendo to permit the construction of a water well, provided technical and economic assistance to replace a water pump in the San Tiburcio community well, and trucked water into the community to help alleviate the situation while their well was not operational. We also completed the installation of the solar water well system for San Francisco de Los Quijano.

•	Promoted the use of local employment and service providers by our contractors.

Our community relations team continues to maintain communications with local communities to understand how the Company can best provide support. The 2022 campaign to consult with the communities on how to best invest in their communities started in the second quarter of 2022. This program allows the communities to have input on where available funds from the Company for social programs and infrastructure should be invested. Several projects that have been already completed or are currently underway were identified by the communities in working sessions following the first consultation campaign.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

COVID 19

Vaccination programs in Mexico are ongoing. During 2021 and 2022, the Company supported the vaccination of its workers and local communities of San Tiburcio and other nearby communities, allowing workers time off and providing transportation to vaccination centers and coordinating with health authorities for the provision of flu vaccines to our employees at Camino Rojo. As of September 30, 2022, of all employees and contractors at Camino Rojo, almost 100% had received two doses of COVID-19 vaccine.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

B.	CERRO QUEMA PROJECT, PANAMA

PROJECT DESCRIPTION

The Cerro Quema Gold Project is 100% owned by the Company and is located on the Azuero Peninsula in Los Santos Province in southwestern Panama, about 45 kilometres southwest of the city of Chitre and about 190 kilometres southwest of Panama City. The project is at the exploration and development stage for a proposed open pit mine with heap leach processing. Orla owns the mineral rights as well as the surface rights over the areas of the current mineral resources and mineral reserves, the proposed mine development, and the priority drill targets.

Refer to Management’s Discussion and Analysis of the Company as at and for the year ended December 31, 2021 for historical context and project background.

ENVIRONMENTAL AND PERMITTING

We have an ongoing environmental management plan that includes maintaining sediment dams, revegetation of previously disturbed areas, and active sediment and erosion control activities. Baseline surface water quality sampling and groundwater level measurements are also ongoing.

Mineral concessions are comprised of three contracts between the Republic of Panama and Minera Cerro Quema SA, a wholly owned subsidiary of Orla. The original 20-year term for these concessions expired on February 26, 2017 (Contracts 19 and 20) and March 3, 2017 (Contract 21). The Company has applied for the prescribed 10-year extension to these contracts as it is entitled to under Panamanian mineral law.

As of the date of this MD&A, formal approval of the extension of these concessions has not yet been received. In the absence of such approval, construction or development activities of the Cerro Quema Project cannot proceed. In March 2017, the Ministry of Commerce and Industry provided written confirmation to the Company that it had received the extension applications, and that exploration work could continue while the Company waits for the renewal. We have received verbal assurances from government officials that the renewal applications are complete with no outstanding legal issues. Since the expiry of the concessions, we have continued to receive ongoing exploration permits, and the Ministry of Commerce has continued to accept our annual reports and concession fees.

In May 2021, the extension of the exploitation contracts was signed by both the Ministry of Commerce and Industry and by Orla. As of the date of this MD&A, the documents are with the Comptroller General for final review and approval. The final process requires the signing and publication of the resolution in the official Gazette — this process is pending.

The mine environmental permitting process has been ongoing and in February 2021, the Ministry of Environment conducted their final site inspection of the Cerro Quema Project. As a result of the positive site inspection review, the Category 3 Environmental & Social Impact Assessment (“ESIA”) technical aspects were approved. The final process requires the signing and publication of the resolution in the official Gazette — this process is pending.

OPPORTUNITIES

Infill drilling at La Pava, Quemita, and Caballito, if successful, could expand the mineral resource and increase the confidence and classification of the mineral resource. There is potential to increase the oxide resource as well as to further explore the sulphide mineral resource over the property. Priority drill targets have been defined at Quemita, Caballito, La Pelona, and La Prieta for gold-copper mineralization. The current design allows the heap leach pad and the waste rock dump to accommodate additional tonnage in the upstream site of those facilities if required.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Based on the results of the Caballito copper-gold exploration program in 2021 and the associated mineral resource estimate, there is potential to further define and expand the sulphide mineral resource.

Currently, the property is considered under explored and there is potential to discover both additional gold mineralization similar to the La Pava and Quemita deposits and additional gold-copper mineralized zones similar to Caballito. Any discoveries could positively impact the economic value of Cerro Quema.

NEXT STEPS

We will continue to advance Cerro Quema towards feasibility level which would provide the basis for a construction decision. Key areas of review include the following:

•	Complete additional feasibility-level mine plan studies on areas including drilling and blasting, detailed equipment sizing, and contractor mining cost trade-off.

•	Complete confirmatory metallurgical test work on representative samples for each metallurgical type, specifically column leach tests on coarse crushed material and draindown chemistry.

•	Complete additional studies and cost estimates for surface and groundwater flows, quality, storage, and treatment.

•	Complete additional geotechnical studies at the proposed heap leach, waste rock dump, open pits, and processing areas.

•	Evaluate the availability of local services and personnel to maximize local hiring and procurement.

•	Investigate power generation opportunities from the overland conveying system to help alleviate the on-site power generation requirements.

For the copper-gold sulphide mineral resource, we will continue with an exploration program focused on step-out drilling at Caballito and will follow up on priority drill targets defined at Quemita, La Pelona, and La Prieta.

EXPLORATION

The discovery of the Caballito mineralized zone in 2017 and follow-up drilling executed by Orla in 2018 led to the definition of significant copper and gold sulphide mineralization with open pit potential. The Caballito-style mineralization differs from the Pava and Quemita oxide deposits as it consists of copper-gold sulphide mineralization that will not be amenable to heap leaching and will require a different processing method.

On December 6, 2021, we announced an independent mineral resource estimate for the Caballito copper-gold deposit at the Cerro Quema project. Please refer to our press release dated December 6, 2021 (Orla Mining Announces Initial Mineral Resource for Caballito Copper-Gold Deposit in Panama).

The Cerro Quema property shows potential for additional oxide mineralization, but the main upside resides in the sulphide-hosted potential of the project which remains largely under-explored.

Only one drill hole was completed in 2021 and the program was suspended in March 2021 due to COVID safety measures. A 41.5 line-km geophysical induced polarization (“IP”) survey covering the southeast extension of the Caballito deposit area as well as the La Prieta porphyry target to the south of the property was completed in 2021. Ground magnetic and soil geochemical programs were performed in parallel with the geophysical work. Historical data combined with 2021 survey information led to the definition of priority drill targets at Quemita, Caballito, La Pelona, and La Prieta. The results of the IP and soil geochemical surveys at La Prieta further confirm a large coincident IP chargeability anomaly (approximately 1.4 km in diameter) and soil and rock geochemical results over the La Prieta intrusion.

The 2022 Cerro Quema exploration program consists of infill, metallurgical, and expansion (step-out) drilling of known deposits, drill testing exploration targets defined by recent geochemical soil sampling, geophysical IP surveys, bedrock mapping, prospecting, and in some cases, historical drilling. In total, approximately 8,800m of drilling is planned in 2022 for Panama.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

During Q1 2022, work at Cerro Quema focused on exploration target review and refinement. In Q2 2022, the planned drill program commenced with two diamond drill holes completed in La Pelona target and three holes in La Prieta targets. Drilling in both target areas has returned encouraging results and additional drilling will be planned for 2023. Assay results are available in our press release dated September 12, 2022 (Orla Mining Advances Exploration & Growth Pipeline).

In Q3 2022, infill and expansion drilling at Caballito has focused on converting resources from the inferred resource to the indicated resource category, providing material for metallurgical testing, and testing the continuity of mineralization and potential extensions of this deposit. This drilling, along with more limited drilling planned at La Pava and Quemita sulphide deposits, will continue through Q4 2022. During Q3 2022, $2.4 million was expensed on exploration and evaluation activities at Cerro Quema.

COMMUNITY AND SOCIAL

Our community and social focus at Cerro Quema during Q3 2022 was oriented to providing access to the internet, and communication and computing facilities for community members, mainly children and youth.

During the third quarter of 2022, the Company:

•	Launched the community educational and information technologies center in Altos de Guera, in Tonosi District.

•	Completed a reforestation program that reached a total of 206 ha.

•	Through close collaboration between workers and community members, supported waste collection campaigns to minimize urban waste contamination in the region.

•	Provided computing equipment and maintenance support for key infrastructure to the rural hospital of Tonosi.

•	Promoted the use of local employment and service providers by our contractors.

Our team at Cerro Quema continues to maintain communications with local communities to understand how we can best provide support to local initiatives.

COVID 19

The COVID-19 vaccination program in Panama is ongoing. During 2021 and 2022, the Cerro Quema Project supported the vaccination of its workers and local communities through time off and transportation to vaccination centers. The project team coordinated with local health authorities for the application of flu vaccines to our employees. As of September 30, 2022, almost of all employees and contractors at Cerro Quema had received two doses of the COVID-19 vaccine. Cerro Quema continually carries out the necessary health protocols as stipulated by the Ministry of Health.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

C.	SOUTH RAILROAD PROJECT, NEVADA

PROJECT DESCRIPTION

In August 2022, the Company acquired all the outstanding common shares of Gold Standard Ventures, a publicly listed company that owns the South Railroad Project.

The South Railroad Project is located along the Piñon mountain range approximately 24 kilometers south-southeast of Carlin, Nevada, in the Railroad mining district. The South Railroad Project includes two adjacent portions: the northern portion, which includes the POD, Sweet Hollow and North Bullion deposits, and the southern portion, which includes the Dark Star, Pinion, and Jasperoid Wash deposits.

The South Railroad Project is an advanced stage gold project with a favorable structural, geological, and stratigraphic setting situated at the southeast end of the Carlin Trend of north-central Nevada, adjacent to and south of Nevada Gold Mines’ Rain Mining District. The Carlin Trend is a northwest alignment of sedimentary rock-hosted gold deposits where more than 40 separate gold deposits have been delineated in domed geological complexes with past production exceeding 80,000,000 ounces of gold. Each dome or “window” is cored by igneous intrusions that uplift and expose Paleozoic rocks and certain stratigraphic horizons that are favorable for the formation of Carlin-style gold deposits. The South Railroad Project is centered on the fourth and southernmost dome-shaped window on the Carlin Trend.

SOUTH RAILROAD PROJECT FEASIBILITY STUDY

Scientific and technical disclosure for the South Railroad Project is supported by the technical report with an effective date of March 14, 2022, entitled “South Railroad Project Form 43-101F1 Technical Report”, prepared by M3 Engineering & Technology Corporation (the “South Railroad Feasibility Study”). The South Railroad Feasibility Study can be accessed on Orla’s website and is available on SEDAR and EDGAR under Gold Standard’s profile at www.sedar.com and www.sec.gov, respectively.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Feasibility Study Summary

Item	Unit	Total
Mine life	years	8.0
Total ore tonnes mined	kt	65,199
Total waste tonnes mined	kt	267,179
Strip ratio	waste:ore	4.10
Gold grade	g/t	0.77
Gold recovery rate	%	65%
Gold produced	koz	1,031
Average annual gold production	koz	124	[1]
Mining cost (incl. Pre-strip)	$/tonne moved	1.92
Processing & water treatment cost	$/tonne processed	2.26
G&A	$/tonne processed	0.58
Cash costs	$/oz (net of by-product credit)	792
AISC	$/oz (net of by-product credit)	1,021
Total initial capital	$M	190
Total sustaining capital [2]	$M	197
Average annual after-tax free cash flow	$M	70	[1]
After-tax NPV5	$M	315
After-tax IRR	%	44%
Payback period	years	1.9
Gold Price	$/oz	$1,650

1.	Average based on the eight years in which mining and stacking of ore both occur. Excludes pre-production and residual leach years of operation.

2.	Includes closure and salvage costs.

Gold production during the first four years of operation is expected to average 152,000 annually at an average all-in sustaining cost of $949 per ounce resulting in average annual after-tax free cash flow of $98 million during that period.

Permitting

The Bureau of Land Management (“BLM”) has implemented a process for the Plan of Operations for the South Railroad Project that commences prior to the submittal and continues through the review and approval process. Gold Standard submitted a Plan of Operations for the project in November 2020 and the BLM determined that a plan was complete in December of 2020. The review and approval process for the Plan of Operations by the BLM constitutes a federal action under the National Environmental Policy Act (“NEPA”) and BLM regulations. The BLM is required to comply with the NEPA and the BLM has determined that an Environmental Impact Statement (“EIS”) is required. A NEPA contractor was selected in August 2021 and initiated work in September 2021. The BLM will publish the Notice of Intent in the Federal Register to officially commence the NEPA process. Orla will also need an Individual Section 404 Permit from the United States Army Corps of Engineers, and this agency will be a cooperating agency on the NEPA documents.

There are several environmental permits issued by the Nevada Department of Environmental Protection (“NDEP”) that are necessary to develop the project and which Orla needs to permit the project. The NDEP issues permits that address water and air pollution, as well as land reclamation. The Nevada Division of Water Resources issues water rights for the use and management of water, and an application for water rights at South Railroad has been made.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

The South Railroad Project is a previously explored minerals property with exploration related disturbance. However, there have been very long periods of non-operation. There are no known ongoing environmental issues with any of the regulatory agencies. Prior to Orla’s acquisition, Gold Standard had been conducting baseline data collection for several years to facilitate environmental studies required to support the EIS and permitting process and Orla is continuing this work. The waste rock and mineralized material characterization and the hydrogeologic evaluation are completed and under review by the BLM and NDEP. Material characterization indicates the need to manage a significant portion of the waste rock as potentially acid generating in engineered facilities. Additional results to date indicate limited cultural issues, air quality impacts appear to be within State of Nevada standards, traffic and noise issues are present but at low levels, and socioeconomic impacts are positive.

Social and community impacts have been and are being considered and evaluated in accordance with the NEPA and other federal laws. Potentially affected Native American tribes, tribal organizations and/or individuals are consulted during the preparation of the EIS to advise on the proposed projects that may have an effect on cultural sites, resources, and traditional activities.

Potential community impacts to existing population and demographics, income, employment, economy, public finance, housing, community facilities and community services are evaluated for potential impacts as part of the NEPA process. There are no known social or community issues that would have a material impact on the project’s ability to extract mineral resources. Identified socioeconomic issues (employment, payroll, services and supply purchases, and state and local tax payments) are anticipated to be positive.

A Tentative Plan for Permanent Closure (“TPPC”) for the project would be submitted to the NDEP with the Water Pollution Control Permit application. In the TPPC, the proposed heap leach closure approach would consist of fluid management through evaporation, covering the heap leach growth media, and then revegetating. Any residual heap leach drainage will be managed with evaporation cells.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

MINERAL RESERVES

The Mineral Reserve estimates for Dark Star and Pinion are based on an open pit mine plan and production schedule outlined in the South Railroad Feasibility Study. The table below presents the Mineral Reserve estimation for the South Railroad Project. Proven and Probable Mineral Reserves amount to 65.2 million tonnes at 0.77 g Au/t, containing 1.60 million gold ounces and 6.1 million silver ounces. The Mineral Reserve estimate is based on a gold price of $1,450 per ounce.

Open Pit Mineral Reserves Summary
		Grades		Contained Metal
Classification	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)

OPEN PIT RESERVES
Dark Star
Proven	6,911	1.27	—	283	—
Probable	22,248	0.78	—	557	—
Proven + Probable	29,158	0.90	—	840	—
Pinion
Proven	2,049	0.76	6.63	50	437
Probable	33,992	0.65	5.21	714	5,700
Proven + Probable	36,041	0.66	5.30	764	6,137
TOTAL RESERVES
Total Mineral Reserves
Proven	8,960	1.15	N/A	333	437
Probable	56,239	0.70	N/A	1,271	5,700
Proven + Probable	65,199	0.77	N/A	1,604	6,137

•	All estimates of Mineral Reserves have been prepared in accordance with NI 43-101.

•	Jordan M. Anderson, Mine Development Associates, a division of RESPEC, of Reno, Nevada, is a Qualified Person as defined in NI 43-101 and is responsible for reporting Proven and Probable Mineral Reserves for the South Railroad Project. Mr. Anderson is independent of the Company.

•	Mineral Reserves were defined based on pit designs that follow Whittle optimized pit shells created using $1,450 per ounce Au and $18.76 per ounce Ag. Pit designs followed pit slope recommendations provided by Golder and Associates.

•	Reserves are reported using break-even cut-off grades based on variable recoveries provided by Gary L. Simmons, QP-MMSA, and processing and general and administrative costs:

o	Dark Star leach cut-off grade 0.17 g Au/t.

o	Pinion oxide leach cut-off grade 0.17 g Au/t.

o	Pinion transition leach cut-off grade 0.24 g Au/t.

•	Mineral Reserves have an effective date of February 17, 2022.

•	The Mineral Reserves point of reference is the point where material is placed onto the leach pad.

•	All ounces reported herein represent troy ounces.

•	Silver reported for Pinion Mineral Reserves only.

•	Columns may not sum due to rounding.

•	The estimate of Mineral Reserves may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other risks inherent in mineral exploration and development.

•	Energy price of $0.66 per liter for off-road diesel was used to estimate mining costs.

•	Additional supporting details regarding the information in this MD&A are provided in the South Railroad Feasibility Study.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

MINERAL RESOURCES

Mineral Resource estimates for Dark Star, Pinion, POD / Sweet Hollow, Jasperoid Wash, and North Bullion were prepared in accordance with NI 43-101 and outlined in the table below. The Mineral Resource estimates are based on a gold price of $1,750 per ounce. Mineral Resources are inclusive of Mineral Reserves.

Mineral Resources Summary
		Grades		Contained Metal
Classification	Tonnage (kt)	Gold (g/t)	Silver (g/t)	Gold (koz)	Silver (koz)

OPEN PIT RESOURCES
Dark Star
Measured	7,225	1.24	—	288	—
Indicated	24,567	0.79	—	625	—
Measured + Indicated	31,792	0.89	—	913	—
Inferred	1,176	0.51	—	19	—
Pinion
Measured	2,336	0.73	6.50	55	488
Indicated	41,193	0.62	5.00	816	6,617
Measured + Indicated	43,529	0.62	5.08	871	7,105
Inferred	1,178	0.40	2.43	15	92
POD / Sweet Hollow
Inferred	4,654	0.95	—	142	—
Jasperoid Wash
Inferred	11,939	0.34	—	130	—
North Bullion
Inferred	2,849	3.75	—	344	—
Total Open Pit Resources
Measured	9,561	1.12	N/A	343	488
Indicated	65,761	0.68	N/A	1,441	6,617
Measured + Indicated	75,322	0.74	N/A	1,784	7,105
Inferred	21,795	0.93	N/A	650	92
UNDERGROUND RESOURCES
North Bullion
Inferred	457	4.49	—	66	—

•	All estimates of Mineral Resources have been prepared in accordance with NI 43-101. Mineral Resources are not Mineral Reserves and do not have demonstrated economic viability.

•	Michael S. Lindholm, CPG, Mine Development Associates, a division of RESPEC, of Reno, Nevada, is a Qualified Person as defined in NI 43-101 and is responsible for reporting Measured, Indicated and Inferred Mineral Resources for the South Railroad Project. Mr. Lindholm is independent of the Company.

•	Mineral Resources are based on a price of $1,750 per ounce Au. The resources were reported within optimized pit shells created in Whittle, or underground grade shells outside the Whittle pit shells.

•	Mineral Resources are reported using break-even cut-off grades based on variable recoveries and processing and general and administrative costs:

o	Open pit oxide cut-off grade 0.17 g Au/t.

o	Open pit sulphide cut-off grade 1.54 g Au/t.

o	Underground sulphide cut-off grade 3.43 g Au/t.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

•	Mineral Resources have an effective date of January 31, 2022.

•	All ounces reported herein represent troy ounces.

•	Silver is reported for Pinion Mineral Resources only.

•	Columns may not sum due to rounding.

•	The estimate of Mineral Resources may be materially affected by geology, environment, permitting, legal, title, taxation, sociopolitical, marketing, or other risks inherent in mineral exploration and development.

•	Additional supporting details regarding the information in this MD&A are provided in the South Railroad Feasibility Study.

NEXT STEPS

Continued Permitting Activities

We expect the Bureau of Land Management (“BLM”) to file the Notice of Intent in the Federal Register. Once the Notice of Intent is filed, public scoping meetings can commence in conjunction with the development of the EIS. We have engaged SWCA Environmental Consultants to manage the EIS process on behalf of the BLM.

Detailed Design Work and Awarding of the EPCM Contract

We anticipate awarding the Engineering, Procurement & Construction Management contract for the South Railroad Project in 2023. Detailed engineering and design work could then commence in preparation for a construction decision following receipt of the Record of Decision permit.

EXPLORATION

The South Railroad Project is a prospective land package for the discovery of additional Carlin- and associated low sulfidation-type gold mineralization outside the already defined gold resources and reserves at the Pinion and Dark Star deposits. The potential for definition of additional oxide resources is considered very good. As such, we continue to conduct near deposit and regional exploration at the South Railroad Project.

Following the acquisition of the South Railroad Project in August 2022, Orla continued the Gold Standard drill program targeting oxide hosted mineralization at Pinion SB and LT target areas. Drilling at Pinion SB and LT target areas was completed in September and assay results are pending. Orla designed and started drilling in Q3 an oxide resource drill program which will continue into Q4 2022. This new program is targeting resource upgrades at POD, Sweet Hollow, and Jasperoid Wash, as well as advancing the Dixie deposit towards a maiden oxide resource estimate. The current phase of drilling to upgrade resources is expected to be completed in Q4 2022, with results and mineral resource updates expected in Q1 2023.

Immediately following the acquisition of Gold Standard and the South Railroad Project, an exploration workshop was organized by Orla in Elko, Nevada. This workshop brought together experienced Nevada consultant geologists and geophysicists and Orla geologists to review all available data for the South Railroad Project. During the workshop multiple target areas with the potential for mineral resource growth and discovery were defined. These target areas will be considered for drill testing in 2023.

COMMUNITY AND SOCIAL

Following the acquisition of the South Railroad Project, Orla maintained the initiatives for community engagement started by the previous owners. The focus in Q2 2022 and Q3 2022 was oriented to providing donations to local nonprofit organizations, schools, youth activities, and community events.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

During the third quarter of 2022, the Company:

•	Contributed cash donations to local baseball, softball, football, and soccer youth sports programs to assist with equipment, uniforms, and travel expenses.

•	Donated cash to a local high school initiative to reduce alcohol consumption and safety risks for youth during graduation celebrations.

•	Contributed to the local memorial golf tournament. Proceeds of the tournament went towards mental health awareness, training, and education in the community.

•	Donated to the Elko County Fair, a local event that attracts thousands of fans every year from several local communities, especially the ranching community.

•	Supported Friends in Service Helping with a cash donation towards an overnight homeless shelter. Our employees volunteered at monthly food distribution events in the local community and in a back-to-school event that provided immunizations, backpacks, and entertainment to children.

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

D.	NON-GAAP MEASURES

We have included herein certain performance measures (“non-GAAP measures”) which are not specified, defined, or determined under generally accepted accounting principles (“GAAP”) (in our case, IFRS). These non-GAAP measures are common performance measures in the gold mining industry, but because they do not have any mandated standardized definitions, they may not be comparable to similar measures presented by other issuers. Accordingly, we use such measures to provide additional information and you should not consider them in isolation or as a substitute for measures of performance prepared in accordance with GAAP. In this section, all currency figures in tables are in thousands, except per-share and per-ounce amounts.

AVERAGE REALIZED GOLD PRICE

Average realized gold price per ounce sold is calculated by dividing gold sales proceeds received by the Company for the relevant period by the ounces of gold sold. The Company believes the measure is useful in understanding the gold price realized by the Company throughout the period.

	Three months ended September 30		Nine months ended September 30
AVERAGE REALIZED GOLD PRICE	2022	2021	2022	2021
Revenue	$49,030	—	$136,472	—
Silver sales	(191)	—	(607)	—
Gold sales	48,839	—	135,865	—
Ounces of gold sold	28,749	—	75,064	—
AVERAGE REALIZED GOLD PRICE PER OUNCE SOLD	$1,699	—	$1,810	—

NET DEBT

Net debt is calculated as total debt adjusted for unamortized deferred financing charges less cash and cash equivalents and short-term investments at the end of the reporting period. This measure is used by management to measure the Company’s debt leverage. The Company believes that in addition to conventional measures prepared in accordance with IFRS, net debt is useful to evaluate the Company’s leverage and is also a key metric in determining the cost of debt.

NET DEBT	September 30, 2022	December 31, 2021
Current portion of long term debt	$37,200	$25,293
Long term debt	129,448	136,060
Less: Cash and cash equivalents	(89,148)	(20,516)
NET DEBT	$77,500	$140,837

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

ADJUSTED EARNINGS (LOSS) AND ADJUSTED EARNINGS (LOSS) PER SHARE

Adjusted earnings (loss) excludes deferred taxes, unrealized foreign exchange, changes in fair values of financial instruments, impairments and reversals due to net realizable values, restructuring and severance, and other items which are significant but not reflective of the underlying operational performance of the Company. We believe these measures are useful to market participants because they are important indicators of the strength of our operations and the performance of our core business.

	Three months ended September 30		Nine months ended September 30
ADJUSTED EARNINGS	2022	2021	2022	2021
Net income (loss) for the period	$8,895	$(9,554)	$27,080	$(21,260)
Unrealized foreign exchange	(3,212)	4,124	(3,833)	2,018
Loss on early settlement of project loan	—	—	13,219	—
ADJUSTED EARNINGS (LOSS)	$5,683	$(5,430)	$36,466	$(19,242)

Millions of shares outstanding – basic	282.5	246.0	261.4	239.3
Adjusted earnings (loss) per share – basic	$0.02	$(0.02)	$0.14	$(0.08)

Included within net income (loss) for each period are exploration expenditures as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Exploration & evaluation expense	$8,327	$3,573	$13,334	$12,245

FREE CASH FLOW

The Company believes market participants use Free Cash Flow to evaluate the Company’s operating cash flow capacity to meet non-discretionary outflows of cash. Free Cash Flow is not meant to be a substitute for the cash flow information presented in accordance with IFRS. Free Cash Flow is calculated as the sum of cash flow from operating activities and cash flow from investing activities, excluding certain unusual transactions.

	Three months ended September 30		Nine months ended September 30
FREE CASH FLOW	2022	2021	2022	2021
Cash flow from operating activities	$23,046	$(2,909)	$63,475	$(7,655)
Cash flow from investing activities	2,194	(25,810)	6,832	(102,703)
FREE CASH FLOW	$25,240	$(28,719)	$70,307	$(110,358)

Millions of shares outstanding – basic	282.5	246.0	261.4	239.3
Free cash flow per share – basic	$0.09	$(0.12)	$0.27	$(0.46)

ORLA MINING LTD.

Management’s Discussion and Analysis

Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

CASH COST

The Company calculates cash cost per ounce by dividing the sum of operating costs and royalty costs, net of by-product silver credits, by ounces of gold sold. Management believes that this measure is useful to market participants in assessing operating performance.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

	Three months ended September 30			Six months ended September 30
CASH COST	2022	2021		2022	2021
Cost of sales – operating costs	$11,973		$—	$22,749		$—
Related to previous quarter	—		—	(503)		—
Royalties	1,217		—	2,316		—
Silver sales	(191)		—	(388)		—
CASH COST	$12,999		$—	$24,174		$—

Ounces sold	28,749		—	54,180		—
Cash cost per ounce sold	$452	$	n/a	$446	$	n/a

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

ALL-IN SUSTAINING COST

The Company has provided an AISC performance measure that reflects all the expenditures that are required to produce an ounce of gold from operations. While there is no standardized meaning of the measure across the industry, the Company's definition conforms to the all-in sustaining cost definition as set out by the World Gold Council in its guidance dated November 14, 2018. Orla believes that this measure is useful to market participants in assessing operating performance and the Company's ability to generate free cash flow from current operations.

Figures are presented only from April 1, 2022, as the Camino Rojo Oxide Gold Mine commenced commercial production on that date.

	Three months ended September 30			Six months ended September 30
ALL-IN SUSTAINING COST	2022	2021		2022	2021
Cost of sales – operating costs	$11,973		$—	$22,749		$—
Related to previous quarter	—		—	(503)		—
Royalties	1,217		—	2,316		—
Silver sales	(191)		—	(388)		—
General and administrative	2,342		—	4,893		—
Share based payments	518		—	1,056		—
Accretion of site closure provision	118		—	235		—
Amortization of site closure provision	224		—	343		—
Sustaining capital	759		—	1,417		—
Lease payments	103		—	226		—
ALL-IN SUSTAINING COST	$17,063		$—	$32,344		$—

Ounces sold	28,749		—	54,180		—
All-in sustaining cost per ounce sold	$594	$	n/a	$597	$	n/a

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

VI.	SUMMARY OF QUARTERLY RESULTS

The figures in the following table are based on the consolidated financial statements of the Company which were prepared in accordance with IAS 34 “Interim Financial Reporting” of IFRS as issued by the International Accounting Standards Board.

$ thousands	Q3 2022	Q2 2022	Q1 2022	Q4 2021	Q3 2021	Q2 2021	Q1 2021	Q4 2020
Revenue	$49,030	$47,797	$39,645	$4,091	$—	$—	$—	$—
Cost of sales	(19,473)	(16,894)	(10,430)	(1,358)	—	—	—	—
	29,557	30,903	29,215	2,733	—	—	—	—

Exploration expense	(8,327)	(2,541)	(2,466)	(2,863)	(3,573)	(3,761)	(4,911)	(3,943)
Office and administrative	(769)	(714)	(633)	(557)	(487)	(358)	(509)	(102)
Professional fees	(357)	(875)	(450)	(408)	(241)	(551)	(502)	(558)
Regulatory and transfer agent	(44)	(42)	(198)	(83)	(162)	(213)	(204)	17
Salaries and wages	(1,172)	(1,256)	(1,662)	(826)	(759)	(754)	(593)	(802)
Depreciation	(85)	(41)	(36)	(34)	(52)	(35)	(33)	(36)
Share based payments	(518)	(538)	(865)	(432)	(416)	(498)	(983)	(434)
Foreign exchange	3,842	2,429	(1,366)	(2,313)	(3,320)	4,771	(2,864)	(648)
Interest and finance costs	(2,304)	(2,842)	(325)	(207)	(450)	(324)	(315)	(1,178)
Other	4	(13,071)	(241)	(28)	(94)	824	107	39
Tax expense	(10,932)	(12,009)	(2,191)	—	—	—	—	—
Net income (loss)	8,895	(597)	18,782	(5,018)	(9,554)	(899)	(10,807)	(7,645)

Net income (loss) per share (basic)	$0.03	$(0.00)	$0.08	$(0.02)	$(0.04)	$(0.00)	$(0.05)	$(0.03)
Net income (loss) per share (diluted)	$0.03	$(0.00)	$0.07	$(0.02)	$(0.04)	$(0.00)	$(0.05)	$(0.03)

REVENUE AND COST OF SALES

The Camino Rojo Oxide Mine was in construction throughout 2021. In Q4 2021, while the mine was still under construction and not yet in commercial production, we sold 2,422 ounces of gold. In Q1 2022, we sold 20,884 ounces of gold, while the mine was still under construction and testing. We declared commercial production effective April 1, 2022.

Upon commercial production, we commenced recording depletion, depreciation and amortization (“DD&A”) on the mine and related plant and equipment. During the quarter ended September 30, 2022, we sold 28,749 ounces of gold.

EXPLORATION EXPENSE

In Q4 2020 we commenced construction activities at Camino Rojo. Throughout 2021 and into Q1 2022, we continued construction activities. Consequently, during this period of construction, exploration and evaluation expenditures at Camino Rojo were capitalized and not expensed. In 2021 we also completed the Layback Agreement with Fresnillo which give us access to the Layback Area, and filed the 2021 Camino Rojo Report which incorporated the Layback Area. We also conducted work to update technical studies and issued a technical report for our Cerro Quema Oxide Project.

Quarterly variations in exploration expense are due to seasonality and the timing of payment of mining concession fees, drilling activities and awaiting of results from previous quarters’ exploration activities. In 2020 and 2021, exploration expenses and site activities were lower than previous quarters due to the temporary global shutdown and work-from-home orders caused by the COVID-19 pandemic. In Q4 2020, we commenced construction at Camino Rojo. Consequently, development costs began to be capitalized, and exploration and evaluation costs at Camino Rojo decreased accordingly.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

In Q3 2022, we acquired Gold Standard, and continued exploration and evaluation activities at its Nevada projects, and we continued further exploration activities at Camino Rojo and Cerro Quema.

ADMINISTRATIVE COSTS

Administrative costs and professional fees have trended with the level of activity of the Company, and with major regulatory events such as financings and public listings. In Q4 2020 we listed and commenced trading on the NYSE American. In Q1 2021 we filed a Base Shelf Prospectus and United States Form F-10. Each of these events caused one-time increases in regulatory fees and legal fees. The US listing has caused an increase in regulatory fees in general, as well as insurance and certain professional fees.

SALARIES AND WAGES

Salaries have generally increased from 2020 to 2022 as a result of growth during the construction and operation phases at Camino Rojo and of the Company as a whole.

SHARE BASED PAYMENTS

Share-based payments expense is generally related to the number of stock options and restricted share units (“RSUs”) vesting during the quarter. The grants typically occur during the first quarter of each year; consequently, those quarters tend to be greater than the others as all the deferred share units (“DSUs”) awarded vest (and are therefore expensed) immediately.

INTEREST AND FINANCE COSTS

From December 2019 until April 2022, the Company had project debt outstanding of $125 million, the interest on which was expensed prior to commencement of construction. In December 2020 (Q4 2020) we commenced construction at Camino Rojo; consequently, we commenced capitalizing interest on the Project Loan, which decreased interest expense in subsequent quarters.

In 2019, we incurred loan initiation costs associated with the project debt and those costs were being amortized over the original life of the project loan (5 years). In April 2022, the project debt was refinanced and replaced with the Credit Facility of $150 million, of which $130 million was drawn down upon closing of the refinancing.

In January 2021, we acquired the Layback Area, which included obligations of $37.8 million (the “Fresnillo obligations”) bearing interest at 5%. This interest was capitalized and therefore had no effect on earnings from December 1, 2020 to March 31, 2022.

Upon commencement of commercial production on April 1, 2022 (Q2 2022), borrowing costs such as interest and accretion on the project loan, the Fresnillo obligations and the Credit Facility are once again expensed rather than capitalized as they had been during construction of the Camino Rojo mine. Consequently, we expect earnings to be impacted by such interest each quarter.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

FOREIGN EXCHANGE

Foreign exchange gains and losses vary based on fluctuation of the Canadian dollar and the Mexican peso versus the US dollar. Effective January 1, 2022, the US dollar became the functional currency of Minera Camino Rojo SA de CV.

We funded the construction of the Camino Rojo Oxide Mine by funding US-dollar-denominated loans from the Canadian parent company to our Mexican operating subsidiary. The balance is significant, and since the Canadian parent is Canadian-dollar functional, this leads to foreign exchange gains or losses arising from changes in the USD-CAD exchange rate. Our Mexican operating subsidiary is US-dollar functional; consequently, no offsetting foreign exchange was recorded. This has been the single largest contributor to volatility in our foreign exchange after Q4 2020.

OTHER EXPENSES

Prior to Q1 2021, “other gains and losses” consisted primarily of modification gains on changes in estimates related to the Newmont loan.

At inception of the $125 million project loan in 2019 we incurred loan initiation transaction costs totalling approximately $12.1 million, and these costs were being amortized over the originally expected life of the loan.

In Q2 2022, we repaid the original $125.0 million project loan in its entirety ahead of its expiry date. At that time, an amount of $10.7 million, mainly related to the value of the warrants issued in conjunction with the project loan, remained unamortized, which we then expensed immediately (along with the $2.5 million early repayment cash premium paid).

TAX EXPENSE

Prior to Q1 2022, the Company had incurred losses each quarter and consequently no income taxes were payable in those quarters. In Q4 2021, we commenced earning revenues from gold sales. In common with all other mining companies operating in Mexico, the Company is subject to a 7.5% Special Mining Duty (“SMD”) on earnings from mining operations, in addition to regular corporate income tax.

We funded the construction of the Camino Rojo mine with intercompany loans from the Canadian parent company at market rates of interest. Payment of this interest by the Mexican operating subsidiary to the Canadian parent attracts Mexican withholding tax at 10%. Interest payments from the operating subsidiary to the Canadian parent commenced in Q2 2022.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

VII.	THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2022

The following commentary is based on accompanying unaudited condensed interim consolidated financial statements for (i) the three and nine months ended September 30, 2022, (ii) the three and nine months ended September 30, 2021, and (iii) the audited consolidated financial statements for the year ended December 31, 2021, each of which were prepared in accordance with IFRS.

A.	BALANCE SHEET

COMPARISON OF BALANCE SHEET AT SEPTEMBER 30, 2022 TO BALANCE SHEET AT DECEMBER 31, 2021

	Sep 30, 2022	Dec 31, 2021	Commentary
Cash	$89,148	$20,516	Increase is due primarily to cash generated by operating activities at Camino Rojo.

Other current assets	28,487	27,829

Property, plant and equipment	223,457	221,384	Increase is due to final costs of construction, mostly offset by depletion and depreciation as the Camino Rojo Oxide Mine is now in commercial production.

Exploration and evaluation properties	235,232	82,743	During Q3 2022, we acquired Gold Standard and recognized approximately $152 million in respect of the South Railroad project as an E&E property.

Other long term assets	15,247	12,423

Current liabilities, excluding long term debt	39,586	12,475	Increase is driven substantially by current income taxes payable.

Long term debt (current + long term)	167,534	161,353	Replacement of the $125 million project loan with a Credit Facility from which we drew $130 million. We repaid the $11 million Newmont loan during Q2 2022.

Other long term liabilities	10,252	6,650	These are substantially site closure provisions and increases in lease obligations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

B.	INCOME (LOSS)

COMPARISON TO LAST QUARTER (Q3 2022 vs Q2 2022)

•	Gold ounces sold in Q3 2022 were 28,276 oz vs 25,431 in Q2 2022. Average price was $1,699/oz in Q3 2022 from $1,872 per oz in Q2 2022 as spot gold price decreased during the period.

•	Production costs per ounce are in-line over the previous quarter. We are seeing unit price increases in explosives, and cyanide as a result of inflationary pressures. However, this has been offset by lower-than-expected consumption rates in electricity, diesel, and cyanide.

•	The decrease in general and administrative costs over last quarter was driven primarily by (a) lower professional fees related to the refinancing of the Project Loan and initiation of the Credit Facility which occurred in Q2 2022, and (b) lower salary costs in US$ due to the decrease of the Canadian dollar in Q3 2022 from Q2 2022.

•	Exploration costs in Q3 2022 totaled $8.3 million compared to $2.7 million in Q2 2022. This was driving primarily by increased exploration spending at Camino Rojo (regional exploration and sulphide exploration programs), and Cerro Quema (drill program underway), and the acquisition of South Railroad where we spent approximately $2.3 million on exploration and permitting activities after the acquisition.

•	During Q2 2022, we recorded a one-time charge of $13.2 million as a result of early repayment of the project loan. See discussion under “Other Expenses” in section “SUMMARY OF QUARTERLY RESULTS”, above.

COMPARISON TO SAME QUARTER LAST YEAR (Q3 2022 vs Q3 2021)

•	No revenues or cost of sales in Q3 2021 as the mine was still under construction.

•	The increase in general and administrative costs over Q3 2021 was driven primarily by an increase in salaries and wages (which was driven by increased number of personnel and their related benefits and payroll taxes) and administrative costs.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

C.	CASHFLOWS

Comparison of nine months ended September 30, 2022 to nine months ended September 30, 2021

	Nine months ended September 30
	2022	2021	Commentary
Cash flow from operating activities	$63,475	$(7,655)	Gold sales in 2022, none in 2021.

Cash flow from investing activities	6,832	(102,703)

In 2021, mine construction and associated large VAT payments.

In 2022, the mine had largely been constructed, and we have been receiving large VAT refunds related to claims filed last year during construction.

Cash flow from financing activities	(744)	89,579

In 2021, the final drawdown of the project loan and proceeds from the exercise of warrants, offset by interest payments.

In 2022, repayments of the project loan and the Newmont loan were offset by advances from the Credit Facility and proceeds from the exercise of options and warrants.

VIII.	LIQUIDITY

During the three months ended September 30, 2022, the Company generated gold and silver sales of $49.0 million, and at the end of the period, the Company had cash of $89.1 million and working capital of $40.0 million.

At September 30, 2022 and at the date of this MD&A, the Company had the following debt outstanding:

•	Credit Facility term loan of $100 million.

•	Credit Facility revolving loan of $30 million.

•	Fresnillo obligations of $37.8 million (of which $15.0 million is due in December 2022, and $22.8 million is due in December 2023).

HISTORICAL CONTEXT

Prior to 2022, the Company's primary source of funding had been the issuance of equity securities for cash through prospectus offerings and private placements to sophisticated investors and institutions, debt financing, and from the exercise of warrants and options.

Prior to April 1, 2022, Camino Rojo was in startup and testing, although the mine had started producing gold during these startup and testing activities. We declared commercial production at April 1, 2022.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

EXPECTED SOURCES OF CASH

We began earning cash flow from metal sales in December 2021. We expect to fund the operating costs and the operating and strategic objectives of the Company over the next twelve months with existing cash on hand and metal sales, although we may also receive proceeds from exercises of options and warrants over time.

MEXICAN VALUE ADDED TAXES RECOVERABLE (“VAT”)

Our Mexican entities pay value added taxes on certain goods and services we purchase in country. Value added taxes paid in Mexico are fully recoverable. VAT recovery returns in Mexico are subject to complex filing requirements and detailed audit or review by the fiscal authorities. Consequently, the amount and timing of refunds is uncertain.

A summary of the claims outstanding at September 30, 2022 for Mexican VAT paid each year is as follows (table expressed in thousands of US dollars):

Arising in the year	Mexican VAT paid on acquisition of Camino Rojo	Mexican VAT paid on acquisition of Layback Area	Construction and operations	Total
2017	$3,477	$—	$—	$3,477
2018	—	—	312	312
2019	—	—	299	299
2020	—	—	191	191
2021	—	683	203	886
2022	—	—	4,292	4,292
Total Mexican VAT recoverable	$3,477	$683	$5,297	$9,457

Prior to, and during construction, we paid significant amounts in Mexican VAT. In the latter half of 2021, we began receiving Mexican VAT refunds on a generally regular basis. Of the above amounts, approximately $4.2 million is under dispute with the taxation authority, primarily related to VAT paid on the acquisition of Camino Rojo in 2017.

CONTRACTUAL OBLIGATIONS

Contractual obligations	Payments due by period
As at September 30, 2022 (thousands of US dollars)	Total	12 months or less	13 months to 36 months	37 months to 60 months	After 60 months
Purchase commitments	$3,916	$3,916	$—	$—	$—
Trade payables	3,294	3,294	—	—	—
Accrued liabilities	8,004	8,004	—	—	—
Lease commitments	3,120	790	1,077	1,253	—
Credit facility and related interest	149,606	29,417	84,672	35,517	—
Fresnillo obligation and related interest	39,260	16,267	22,993	—	—
Total contractual obligations	$207,200	$61,688	$108,742	$36,770	$—

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

IX.	CAPITAL RESOURCES

DEBT

FRESNILLO OBLIGATIONS

Pursuant to the terms of the Layback Agreement, Fresnillo agreed to deferred payments of $37.8 million which we currently estimate will be repaid in December 2022 ($15.0 million), and December 2023 ($22.8 million). These amounts bear interest at 5% per annum, payable quarterly.

CREDIT FACILITY

The Credit Facility includes a $100 million term facility and a $50 million revolving facility through a syndicate of lenders composed of The Bank of Nova Scotia, Bank of Montreal, and Canadian Imperial Bank of Commerce. The proceeds from the Credit Facility were used to repay the Project Loan, with the balance of the revolving facility being available for general corporate purposes and working capital.

The Credit Facility consists of two parts:

1.	$100 million term facility with a five-year term, repayable in 18 equal quarterly instalments commencing December 31, 2022.

2.	$50 million revolving facility, with the ability to increase to $75 million, subject to certain conditions and customary consents. The revolving facility has a three-year term, with an option to extend the term of the revolving facility by up to one-year intervals, subject to certain conditions and customary consents. Full repayment of the revolving facility is due upon maturity.

The applicable interest rate for each Credit Facility will be based on the term Secured Overnight Financing Rate (“SOFR”), plus an applicable margin ranging from 2.75% to 3.75% based on the Company’s leverage ratio at the end of each fiscal quarter. The undrawn portion of the revolving facility is subject to a standby fee ranging from 0.6875% to 0.9375%. Until September 30, 2022, the Company was subject to an interest rate of 4.16%. The Company may select interest periods of one, three or six months. Interest is payable at the end of each interest period, or at least every three months.

The Company may prepay all or any portion of the amounts owed under the credit agreement without penalty.

EQUITY

The Company filed a preliminary base shelf prospectus pursuant to which it may raise up to C$300 million in equity or similar instruments. The final base shelf prospectus was filed on March 12, 2021 and is valid for 25 months.

As of the date of this MD&A, 29.5 million warrants remain outstanding, all of which have an exercise price less than the market value of the underlying shares.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

X.	RELATED PARTY TRANSACTIONS

The Company’s related parties include “key management personnel”, whom we define as the Chief Executive Officer, the Chief Operating Officer, the Chief Financial Officer, the Senior Vice President Exploration, the Chief Sustainability Officer, and members of the Board of Directors of the Company.

Other than compensation in the form of salaries or directors’ fees, and termination benefits and share based payments (options, RSUs, DSUs, and bonus shares), there were no other material transactions with this group of individuals.

Compensation to key management personnel was as follows:

	Three months ended September 30		Nine months ended September 30
	2022	2021	2022	2021
Salaries and short term incentives	$331	$239	$3,553	$1,293
Directors’ fees	69	43	226	135
Share based payments	396	291	1,582	1,429
	$796	$573	$5,361	$2,857

During the period covered by this MD&A, and to the date of this MD&A, there are no other related parties.

XI.	OFF-BALANCE SHEET ARRANGEMENTS

We have no off-balance sheet arrangements requiring disclosure under this section.

XII.	PROPOSED TRANSACTIONS

We have no proposed transactions requiring disclosure under this section.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

XIII.	CRITICAL ACCOUNTING ESTIMATES

In preparing the accompanying unaudited interim consolidated financial statements, we have made judgements, estimates and assumptions that affect the application of accounting policies and the reported amounts of assets, liabilities, income, and expenses. Actual results may differ from these estimates.

We review estimates and their underlying assumptions on an ongoing basis. Revisions to estimates are recognized prospectively.

Judgements, estimates, and assumptions that we have made in applying accounting policies that have the most significant effects on the amounts recognized in the accompanying consolidated financial statements include:

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral resource and mineral reserve estimates are estimates of the quantity of ore that can be economically extracted from the Company’s mining properties. Such estimates impact the financial statements in the following ways:

•	Mineral resource and mineral reserve estimates are key factors considered in determining whether technical feasibility and commercial viability of extracting a mineral resource are demonstrable which influences the classification of expenditure,

•	The carrying value of assets may be affected due to changes in estimated mineral reserves and resources if the change is considered an indicator of impairment,

•	Depreciation of producing mineral properties is affected by changes in reserve estimates,

•	Site closure provisions may change where reserve estimate changes affect expectations about when such activities will occur and the associated cost of these activities.

The mineral resource and mineral reserve estimates are based on information compiled by qualified persons within the meaning of NI 43-101. Such information includes geological and technical data on the size, depth, shape and grade of the ore body and suitable production techniques and recovery rates. Such an analysis requires complex geological judgements to interpret the data. The estimation of recoverable reserves is based upon factors such as estimates of foreign exchange rates, commodity prices, future capital requirements and production costs, along with geological assumptions and judgements made in estimating the size and grade of the ore body.

As the economic assumptions used may change and as additional geological information is produced during the operation of a mine, estimates of mineral resources and mineral reserves may change.

VALUATION OF METAL-IN-PROCESS INVENTORY

The measurement of inventory, including the determination of its net realizable value (“NRV”), especially as it relates to metal production inventory involves the use of estimates.

NRV is calculated as the estimated price at the time of sale based on prevailing metal prices, less estimated future production costs to convert the inventory into saleable form and associated selling costs, discounted where applicable. In determining the value of metal on the leach pads, we make estimates of tonnages, grades, and the recoverability of ore stacked on leach pads to estimate its value. Changes in these estimates can result in a change in carrying amounts of inventory, which could result in charges to cost of sales. The determination of forecast sales prices, recovery rates, grade, assumed contained metal in stockpiles, work-in-process and leach pad inventory and production and selling costs all requires significant assumptions that impact the carrying value of production inventories.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

ASSET RETIREMENT AND SITE CLOSURE OBLIGATIONS

We make estimates and assumptions in determining the provisions for asset retirement and site closure. The estimates and assumptions include determining the amount and timing of future cash flows, inflation rates, and discount rates. The ultimate rehabilitation costs are uncertain, and cost estimates can vary in response to many factors, including judgements of the extent of rehabilitation activities, technological changes, and regulatory changes.

Consequently, there could be significant adjustments to the site closure provision recorded, which would affect future financial position, results of operations, and changes in financial position. The provision is management’s best estimate of the present value of the future asset retirement and site closure obligation. Actual future expenditures may differ from the amounts currently provided.

FAIR VALUE MEASUREMENT

Management uses valuation techniques in measuring the fair value of mineral properties acquired, share options granted and restricted share units, deferred share units, and bonus shares awarded.

We determine the fair value of share-based payments awarded using the Black Scholes option pricing model which requires us to make certain estimates, judgements, and assumptions in relation to the expected life of the share options, expected volatility, expected risk-free rate, and expected forfeiture rate.

Changes to these assumptions could have a material impact on the recorded value of mineral properties acquired during the period, and share based compensation expense recognized in the Company’s financial statements.

TITLE TO MINERAL PROPERTIES

Although the Company has taken steps to verify title to mineral properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those mineral concessions.

ASSESSMENT OF IMPAIRMENT INDICATORS

We apply judgement in assessing whether indicators of impairment exist for our exploration and evaluation (“E&E”) properties and for our mineral properties which could result in a test for impairment.

For our E&E properties, we consider internal and external factors, such as our rights to explore, planned expenditures on E&E activities, the changes in mineral resources and mineral reserves, the potential for viable operations, significant decline in the market value of the Company, changes in metal prices and costs and changes in interest rates to determine whether there are any indicators of impairment or reversal of a previous impairment.

For our mineral properties, we consider external factors such as changes in technology, the market, the economy, or the legal environment, interest rates, and the market capitalization of the Company compared to the book value of the asset. We also consider internal factors such as economic performance of the asset, idle properties and plans to discontinue operations, useful life of the property, our ability to repatriate or use profits from the property, restrictions on access, environmental restrictions, and political instability.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Although the Company has taken steps to verify title to exploration and evaluation properties in which it has an interest, these procedures do not guarantee the Company’s title. Such properties may be subject to prior agreements or transfers and title may be affected by undetected defects. Further, we make judgements for properties where concessions terms have expired, and a renewal application has been made and is awaiting approval. We use judgement as to whether the concession renewal application is probable to be received, but ultimately this is beyond our control. If a renewal application is not approved, we could lose rights to those concessions.

We consider other factors such as typical practice in foreign jurisdictions related permit renewals, our continued ability to operate as usual while awaiting renewals, our continued performance under regulatory requirements, and the ongoing acceptance by authorities of our annual fees.

INCOME TAXES AND VALUE ADDED TAXES

Our operations involve dealing with uncertainties and judgements in the application of complex tax regulations in multiple jurisdictions.

We recognize potential tax liabilities for uncertain tax positions and matters identified based on our judgement of whether, and the extent to which, additional taxes will be due. We adjust these liabilities after considering changing facts and circumstances. However, due to the complexity of some of these uncertainties, the ultimate outcome may result in a payment that is materially different from our estimate of the tax liabilities.

VAT receivables are generated on the purchase of supplies and services by our companies. The timing and collection of VAT receivables is uncertain as VAT refund procedures in certain jurisdictions require a significant amount of documentation and follow-up. We are exposed to liquidity risk, credit risk and currency risk with respect to our VAT recoverable balances if tax authorities are unwilling to make payments in a timely manner pursuant to our refund filings.

The timing of receipt of Mexican VAT is uncertain.

FUNCTIONAL CURRENCY

The functional currency for the parent entity and each of its subsidiaries is the currency of the primary economic environment in which the entity operates. Determination of functional currency involves judgements to identify the primary economic environment. We reconsider the functional currency of each entity if there is a change in the underlying transactions, events, and conditions which we used to determine the primary economic environment of that entity.

XIV.	FINANCIAL INSTRUMENTS

In the normal course of business, the Company is inherently exposed to certain financial risks, including market risk, credit risk, and liquidity risk, through its use of financial instruments. The timeframe and the way we manage these risks varies based upon our assessment of these risks and available alternatives for mitigation.

We do not acquire or issue derivative financial instruments for trading or speculative purposes. All transactions undertaken are to support our operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

XV.	OUTSTANDING SHARE DATA

As of the date of this MD&A, the Company had the following equity securities outstanding:

•	305,371,658 common shares

•	29,545,000 warrants

•	9,338,735 stock options

•	500,000 bonus shares

•	443,267 restricted share units

•	559,725 deferred share units

You can find further details about these potentially issuable securities in the notes to the accompanying unaudited condensed interim consolidated financial statements for the three and nine months ended September 30, 2022.

XVI.	CAUTIONARY NOTES

CAUTIONARY NOTE TO UNITED STATES INVESTORS REGARDING PRESENTATION OF MINERAL RESERVE AND MINERAL RESOURCE ESTIMATES

This MD&A has been prepared in accordance with Canadian standards for the reporting of mineral resource and mineral reserve estimates, which differ from the previous and current standards of the United States securities laws. In particular, and without limiting the generality of the foregoing, the terms “mineral reserve”, “proven mineral reserve”, “probable mineral reserve”, “inferred mineral resources,”, “indicated mineral resources,” “measured mineral resources” and “mineral resources” used or referenced herein and the documents incorporated by reference herein, as applicable, are Canadian mineral disclosure terms as defined in accordance with Canadian National Instrument 43-101 — Standards of Disclosure for Mineral Projects (“NI 43-101”) and the Canadian Institute of Mining, Metallurgy and Petroleum (the “CIM”) — CIM Definition Standards on Mineral Resources and Mineral Reserves, adopted by the CIM Council, as amended (the “CIM Definition Standards”).

For United States reporting purposes, the United States Securities and Exchange Commission (the “SEC”) has adopted amendments to its disclosure rules (the “SEC Modernization Rules”) to modernize the mining property disclosure requirements for issuers whose securities are registered with the SEC under the Exchange Act, which became effective February 25, 2019. The SEC Modernization Rules more closely align the SEC’s disclosure requirements and policies for mining properties with current industry and global regulatory practices and standards, including NI 43-101, and replace the historical property disclosure requirements for mining registrants that were included in SEC Industry Guide 7. Issuers were required to comply with the SEC Modernization Rules in their first fiscal year beginning on or after January 1, 2021. As a foreign private issuer that is eligible to file reports with the SEC pursuant to the multi-jurisdictional disclosure system, the Company is not required to provide disclosure on its mineral properties under the SEC Modernization Rules and will continue to provide disclosure under NI 43-101 and the CIM Definition Standards. Accordingly, mineral reserve and mineral resource information contained or incorporated by reference herein may not be comparable to similar information disclosed by United States companies subject to the United States federal securities laws and the rules and regulations thereunder.

As a result of the adoption of the SEC Modernization Rules, the SEC now recognizes estimates of “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources.” In addition, the SEC has amended its definitions of “proven mineral reserves” and “probable mineral reserves” to be “substantially similar” to the corresponding CIM Definition Standards that are required under NI 43-101. While the SEC will now recognize “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources”, U.S. investors should not assume that all or any part of the mineralization in these categories will be converted into a higher category of mineral resources or into mineral reserves without further work and analysis. Mineralization described using these terms has a greater amount of uncertainty as to its existence and feasibility than mineralization that has been characterized as reserves. Accordingly, U.S. investors are cautioned not to assume that all or any measured mineral resources, indicated mineral resources, or inferred mineral resources that the Company reports are or will be economically or legally mineable without further work and analysis. Further, “inferred mineral resources” have a greater amount of uncertainty and as to whether they can be mined legally or economically. Therefore, U.S. investors are also cautioned not to assume that all or any part of inferred mineral resources will be upgraded to a higher category without further work and analysis. Under Canadian securities laws, estimates of “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies, except in rare cases. While the above terms are “substantially similar” to CIM Definitions, there are differences in the definitions under the SEC Modernization Rules and the CIM Definition Standards. Accordingly, there is no assurance any mineral reserves or mineral resources that the Company may report as “proven mineral reserves”, “probable mineral reserves”, “measured mineral resources”, “indicated mineral resources” and “inferred mineral resources” under NI 43-101 would be the same had the Company prepared the reserve or resource estimates under the standards adopted under the SEC Modernization Rules or under the prior standards of SEC Industry Guide 7.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

CAUTIONARY NOTE REGARDING FORWARD-LOOKING INFORMATION

This MD&A contains “forward-looking statements” or “forward-looking information” within the meaning of applicable securities legislation (collectively referred to herein as “forward-looking information” or “forward-looking statements”). Forward-looking statements are included to provide information about management’s current expectations and plans that allows investors and others to get a better understanding of the Company’s operating environment, the business operations and financial performance and condition. Forward-looking information is provided as of the date of such documents only and the Company does not intend, and does not assume any obligation, to update this forward-looking information, except as required by law.

Forward-looking statements include, but are not limited to, statements regarding planned exploration, development and construction programs and expenditures; the estimation of mineral resources and mineral reserves; feasibility and pre-feasibility studies and the economic results thereof, including but not limited to future production, costs and expenses; mine production plans; projected mining and process recovery rates; mining dilution assumptions; timeline for receipt of any required agreements, approvals or permits; sustaining costs and operating costs; interpretations and assumptions regarding joint venture and potential contract terms; closure costs and requirements; the expected additional material to be included in a future mine plan as a result of the Layback Agreement; terms of and ability to reach a subsequent agreement with Fresnillo to access the sulphide mineral resource at Camino Rojo and obtaining regulatory approvals related thereto; expectations on the potential extension of the expired mineral concessions with respect to the Cerro Quema Project; proposed exploration plans and expected results of exploration from each of the Cerro Quema Project, Camino Rojo and South Railroad; the Company's 2022 guidance, including production, operating costs and capital costs; potential development scenarios for the Camino Rojo Sulphides; exploration and study work planned at the Camino Rojo Sulphides and the timing and results thereof; Orla’s ability to obtain required mine licences, mine permits, required agreements with third parties and regulatory approvals required in connection with exploration plans and future mining and mineral processing operations, including but not limited to, necessary permitting required to implement expected future exploration plans; community and Ejido relations; availability of sufficient water for proposed operations; competition for, among other things, capital, acquisitions of mineral reserves, undeveloped lands and skilled personnel; commodity prices and exchange rates; Orla’s outlook and milestones; currency and interest rate fluctuations and the ability to secure the required capital to conduct planned exploration programs, studies and construction; and Orla’s development, objectives, and strategies. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as “expects”, “is expected”, “anticipates”, “believes”, “plans”, “projects”, “estimates”, “assumes”, “intends”, “strategy”, “goals”, “objectives”, “potential”, “possible” or variations thereof or stating that certain actions, events, conditions or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved (or the negative of any of these terms and similar expressions)) are not statements of fact and may be forward-looking statements.

Forward-looking statements are necessarily based upon a number of factors and assumptions that, if untrue, could cause actual results, performance, or achievements to be materially different from future results, performance or achievements expressed or implied by such statements. Forward-looking statements are based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company’s actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the future price of gold, silver, and copper, anticipated costs and the Company’s ability to fund its programs, the Company’s ability to carry on exploration and development activities, the Company’s ability to secure and to meet obligations under property agreements, including the Layback Agreement, that all conditions of the Company’s Credit Facility will be met, the timing and results of drilling programs, the discovery of mineral resources and mineral reserves on the Company’s mineral properties, the obtaining of a subsequent agreement with Fresnillo to access the sulphide mineral resource at Camino Rojo and develop the entire Camino Rojo mineral resources estimate, that political and legal developments will be consistent with current expectations, the timely receipt of required approvals and permits, including those approvals and permits required for successful project permitting, construction and operation of projects, the costs of operating and exploration expenditures, the Company’s ability to operate in a safe, efficient and effective manner, the Company’s ability to obtain financing as and when required and on reasonable terms, the Company’s ability to integrate the acquisition of Gold Standard, and that the Company’s activities will be in accordance with the Company’s public statements and stated goals, that there will be no material adverse change or disruptions affecting the Company or its properties, and the impact of COVID-19 on the Company’s operations.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Forward-looking statements are subject to a variety of known and unknown risks, uncertainties and other factors that could cause actual events or results to differ from those expressed or implied. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Certain important factors that could cause actual results, performance or achievements to differ materially from those in the forward-looking statements include, among others: uncertainty and variations in the estimation of Mineral Resources and Mineral Reserves, including risks that the interpreted drill results may not accurately represent the actual continuity of geology or grade of the deposit and bulk density measurements, interpreted and modelled metallurgical domains, and metallurgical recoveries may not be representative; the Company’s reliance on Camino Rojo and risks associated its start-up phase; financing risks and access to additional capital; risks related to natural disasters, terrorist acts, health crises and other disruptions and dislocations, including the COVID-19 pandemic; risks related to the Company’s indebtedness; success of exploration, development, and operation activities; foreign country and political risks, including risks relating to foreign operations and expropriation or nationalization of mining operations; concession risks at the Cerro Quema Project; the receipt of a Category 3 ESIA for the Cerro Quema Project; delays in obtaining or failure to obtain governmental permits, or non-compliance with permits; environmental and other regulatory requirements; delays in or failures to enter into a subsequent agreement with Fresnillo with respect to accessing certain additional portions of the mineral resource at Camino Rojo and to obtain the necessary regulatory approvals related thereto; the mineral resource estimations for Camino Rojo being only estimates and relying on certain assumptions; the Layback Agreement remaining subject to the transfer of surface rights; delays in or failure to get access from surface rights owners; risks related to guidance estimates and uncertainties inherent in the preparation of feasibility and pre-feasibility studies, including but not limited to, assumptions underlying the production estimates not being realized, changes to the cost of production, variations in quantity of mineralized material, grade or recovery rates, geotechnical or hydrogeological considerations during mining differing from what has been assumed, failure of plant, equipment or processes, changes to availability of power or the power rates, ability to maintain social license, changes to exchange, interest or tax rates, cost of labour, supplies, fuel and equipment rising, changes in project parameters, delays, and costs inherent to consulting and accommodating rights of local communities; uncertainty in estimates of production, capital, and operating costs and potential production and cost overruns; the fluctuating price of gold, silver, and copper; global financial conditions; uninsured risks; competition from other companies and individuals; uncertainties related to title to mineral properties; conflicts of interest; risks related to compliance with anti-corruption laws; volatility in the market price of the Company's securities; assessments by taxation authorities in multiple jurisdictions; foreign currency fluctuations; the Company’s limited operating history; risks related to the Company’s history of negative operating cash flow; litigation risks; intervention by non-governmental organizations; outside contractor risks; risks related to historical data; unknown labilities in connection with acquisitions; the Company’s ability to identify, complete, and successfully integrate acquisitions; the Company not having paid a dividend; risks related to the Company’s foreign subsidiaries; risks related to the Company’s accounting policies and internal controls; the Company’s ability to satisfy the requirements of the Sarbanes Oxley Act of 2002; enforcement of civil liabilities; the Company’s status as a passive foreign investment company for U.S. federal income tax purposes; information and cyber security; gold industry concentration; shareholder activism; and risks associated with executing the Company’s objectives and strategies.

This list is not exhaustive of the factors that may affect any of the Company’s forward-looking statements. Although the Company believes its expectations are based upon reasonable assumptions and have attempted to identify important factors that could cause actual actions, events, or results to differ materially from those described in forward-looking statements, there may be other factors that cause actions, events or results not to be as anticipated, estimated or intended. See the section entitled “Risk Factors” below, and in the section entitled “Risk Factors” in the Company’s annual information form dated as of March 18, 2022, for the financial year ended December 31, 2021 (the “Annual Information Form”), for additional risk factors that could cause results to differ materially from forward-looking statements.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Investors are cautioned not to put undue reliance on forward-looking statements. The forward-looking statements contained herein are made as of the date of this MD&A only and, accordingly, are subject to change after such date. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, except in accordance with applicable securities laws. Investors are urged to read the Company’s filings with Canadian securities regulatory agencies, which can be viewed online under the Company’s profile on SEDAR at www.sedar.com and the Company’s documents filed with, or furnished to, the SEC, which are available through EDGAR at www.sec.gov.

RISKS AND UNCERTAINTIES

For more extensive discussion on risks and uncertainties refer to the Annual Information Form for additional information regarding these risks and other risks and uncertainties in respect of the Company's business and share price.

The risks described below are not the only risks and uncertainties that the Company faces. Although the Company has done its best to identify the risks to its business, there is no assurance that it has captured every material or potentially material risk and the risks identified below may become more material to the Company in the future or could diminish in importance. Additional existing risks and uncertainties not presently identified by the Company, risks that the Company currently does not consider to be material, and risks arising in the future could cause actual events to differ materially from those described in the Company's forward-looking information, which could materially affect the Company's business, results of operations, financial condition, and Company’s share price.

OUR ACTIVITIES MAY BE ADVERSELY AFFECTED BY NATURAL DISASTERS, TERRORIST ACTS, HEALTH CRISES AND OTHER DISRUPTIONS AND DISLOCATIONS, INCLUDING BY THE COVID-19 PANDEMIC, WHETHER THOSE EFFECTS ARE LOCAL, NATIONWIDE, OR GLOBAL

Upon the occurrence of a natural disaster, pandemic, or upon an incident of war, riot, or civil unrest, the impacted country, and the overall global economy, may not efficiently and quickly recover from such an event, which could have a material adverse effect on the Company. Terrorist attacks, public health crises including epidemics, pandemics, outbreaks of new infectious diseases or viruses, and related events can result in volatility and disruption to global supply chains, operations, mobility of people, patterns of consumption and service, and the financial markets, which could affect interest rates, credit ratings, credit risk, inflation, business, financial conditions, results of operations, and other factors relevant to the Company.

Global markets have been adversely impacted by emerging infectious diseases and/or the threat of outbreaks of viruses, other contagions or epidemic diseases, including the novel COVID-19, and many industries, including the mining industry, have been impacted. The outbreak has led to a widespread crisis that is adversely affecting the economies and financial markets of many countries. If increased levels of volatility continue, or in the event of a rapid destabilization of global economic conditions, there may be an adverse effect on commodity prices, demand for metals, availability of equity or credit, investor confidence, and general financial market liquidity, all of which may adversely affect the Company’s business and the market price of the Company’s securities. In addition, there may not be an adequate response to emerging infectious diseases, or significant restrictions may be imposed by a government, either of which may impact mining operations. There are potentially significant economic and social impacts, including labour shortages and shutdowns, delays and disruption in supply chains, social unrest, government or regulatory actions or inactions, including quarantines, travel restrictions, declaration of national emergencies, permanent changes in taxation or policies, decreased demand or the inability to sell and deliver doré or concentrates and resulting commodities, declines in the price of commodities, delays in permitting or approvals, suspensions or mandated shut downs of operations, governmental disruptions or other unknown events with potentially significant impacts. At this time, we cannot accurately predict what impacts there will be or what effects these conditions will have on the business, including those uncertainties relating to the ultimate geographic spread, the duration of the outbreak, and the length of restrictions or responses that have been or may be imposed by the governments. Given the global nature of the Company’s operations, the Company may not be able to accurately predict which operations will be impacted. Any outbreak or threat of an outbreak of a contagious or epidemic disease could have a material adverse effect on the Company, its business and operational results, and the market price of its securities.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

THE CAMINO ROJO OXIDE MINE

The Camino Rojo Oxide Mine accounts for all of the Company's current production and is expected to continue to account for all of its production in the near term. Any adverse condition affecting mining, processing conditions, expansion plans, or ongoing permitting at the Camino Rojo Oxide Mine could have a material adverse effect on the Company's financial performance and results of operations. In addition, the Company has limited operational history at the Camino Rojo Oxide Mine, with first gold pour occurring on December 13, 2021 and commercial production having been declared effective April 1, 2022. It is not unusual in the mining industry for new mining operations to experience unexpected problems during the start-up phase, resulting in delays and requiring more capital than anticipated. Even though the Company has established mining operations and estimates of future production, various factors, including costs, actual mineralization, consistency and reliability of ore grades, processing rates, and commodity prices affect cash flow and profitability, and there can be no assurance that current or future estimates of these factors will reflect actual results and performance. The cost and availability of suitable machinery, supplies, mining equipment, and skilled labour, the existence of competent operational management and prudent financial administration, as well as the availability and reliability of appropriately skilled and experienced consultants, can also affect successful project operations. The activities of the Company at the Camino Rojo Oxide Mine may also be subject to prolonged disruption from a variety of risks normally encountered in production of precious metals as further described below under “Risk Factors – Mining Industry”. The failure of the Company to achieve its production estimates could have a material and adverse effect on future cash flows, profitability, results of operations, and financial condition.

THE CAMINO ROJO MINERAL RESOURCE ESTIMATE ASSUMES THAT THE COMPANY CAN ACCESS MINERAL TITLES AND LANDS THAT ARE NOT CONTROLLED BY THE COMPANY

All of the mineralization comprised in the Company’s mineral resource estimate with respect to the Camino Rojo Oxide Mine is contained on mineral titles controlled by Orla. However, the mineral resource estimate assumes that the north wall of the conceptual floating pit cone used to demonstrate reasonable prospects for eventual economic extraction extends onto lands where mineral title is held by Fresnillo and that waste would be mined on Fresnillo’s mineral titles. On December 21, 2020, Orla announced that it had completed the Layback Agreement. The Layback Agreement allows Orla to expand the oxide pit at the Camino Rojo Oxide Mine onto part of Fresnillo’s mineral concession located immediately north of Orla’s property. This expansion will increase oxide ore available for extraction on Orla’s property below the pit outlined in Orla’s previous 2019 Camino Rojo Report.

The Layback Agreement is only with respect to the portion of the heap leach material included in the current mineral reserve. As such, any potential development of Camino Rojo that includes an open pit encompassing the entire mineral resource estimate would be dependent on an additional agreement with Fresnillo (or any potential subsequent owner of the mineral titles). It is estimated that approximately two-thirds of the mill resource estimate and one-quarter of the leach resource estimate comprising the mineral resource estimate are dependent on this additional agreement being entered into with Fresnillo. The leach mineral resource dependent on the additional agreement is mainly comprised of less oxidized transitional material with the lowest predicted heap-leach recoveries.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Delays in, or failure to obtain, an additional agreement with Fresnillo would affect the development of a significant portion of the mineral resources of Camino Rojo that are not included in the 2021 Camino Rojo Report mine plan, in particular by limiting access to significant mineralized material at depth. There can be no assurance that the Company will be able to negotiate such additional agreement on terms that are satisfactory to the Company and Fresnillo or that there will not be delays in obtaining the necessary additional agreement. Should such a subsequent agreement with Fresnillo not be obtained on favourable terms, the economics of any potential mine development using the full mineral resource estimate would be significantly negatively impacted.

THE LAYBACK AGREEMENT REMAINS SUBJECT TO THE TRANSFER OF CERTAIN SURFACE RIGHTS PURSUANT TO THE LAYBACK AGREEMENT

As contemplated in the Feasibility Study contained in the 2021 Camino Rojo Report, the Layback Agreement allows access to oxide and transitional heap leachable mineral resources on Orla’s property below the open pit outlined in the 2019 Camino Rojo Report. In addition, the Layback Agreement grants Orla the right to mine from Fresnillo’s mineral concession, and recover for Orla’s account, all oxide and transitional material amenable to heap leaching that are within an expanded open pit. In the 2021 Camino Rojo Report, all material to be mined on Fresnillo’s concession is classified as waste. Upon the completion of a confirmatory drill program on Fresnillo concessions by Orla, and integration of Fresnillo’s drill database, a subsequent Mineral Reserve update is expected that would include all economic oxide and transitional material from the expanded pit. The Layback Agreement remains subject to the transfer of certain surface rights. The Company is advancing the ratification process with a local ejido related to such transfer. Delays in, or failure to obtain such transfer of surface rights could affect the timetable or cost of development of the potential mine modelled in the 2021 Camion Rojo Report.

MINERAL RESOURCE ESTIMATIONS FOR CAMINO ROJO ARE ONLY ESTIMATES AND RELY ON CERTAIN ASSUMPTIONS

The estimation of mineral resources relies on the judgment of the independent Qualified Person preparing the estimates. The process relies on the quantity and quality of available data and is based on knowledge, mining experience, analysis of drilling results and industry practices. Valid estimates made at a given time may significantly change when new information becomes available.

In particular, the estimation of mineral resources for Camino Rojo has assumed that there is a reasonable prospect for reaching an additional agreement with Fresnillo with respect to the mill resource included in the mineral resource estimate. While the Company believes that the mineral resource estimates for Camino Rojo are well established and reflect best estimates, by their nature resource estimates are imprecise and depend on inferences that may ultimately prove to be inaccurate, including the assumption that an additional agreement with Fresnillo will be reached.

Although all mineralization included in the Company’s mineral resource estimate for Camino Rojo are located on mineral concessions controlled by the Company, failure to reach an additional agreement with Fresnillo would result in a significant reduction of the mineral resource estimate by limiting access to mineral resources below the current mineral reserves. Any material changes in mineral resource estimates may have a material adverse effect on the Company.

PERMITS AND LICENSES

The exploitation, development and mining of mineral properties may require the Company to obtain regulatory or other permits and licenses from various governmental licensing bodies. There can be no assurance that the Company will be able to obtain all necessary permits and licenses that may be required to carry out exploration, development, and mining operations on its properties.

The Company is awaiting mineral concession renewals at its Cerro Quema Project. There is no assurance that we will receive necessary approvals or extensions or receive them within a reasonable period of time. Failure to receive the permits or extensions would have an adverse effect on the Company’s business, financial position, and results of operations. Additional details are provided in the Cerro Quema Project section of this document.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

For the Company’s South Railroad Project, the BLM will need to publish the Notice of Intent in the Federal Register to officially commence the Environmental Impact Statement process for the project pursuant to the National Environmental Policy Act (“NEPA”). Once the Notice of Intent is published in the Federal Register, public scoping meetings can commence in conjunction with the Environmental Impact Statement. If successful, this process will culminate in the BLM issuing a Record of Decision permit for the project. The Company will also need an Individual Section 404 Permit from the United States Army Corps of Engineers and this agency will be a cooperating agency on the NEPA documents. South Railroad will also require various other environmental permits issued by the Nevada Department of Environmental Protection and from other state and local agencies. Additional details are provided in the South Railroad section of this document.

FOREIGN COUNTRY AND POLITICAL RISK

The Company’s principal mineral properties are located in Mexico, Panama, and the United States. The Company is subject to certain risks, including currency fluctuations, possible political or economic instability that may result in the impairment or loss of mineral titles or other mineral rights, opposition from environmental or other non-governmental organizations, and mineral exploration and mining activities may be affected in varying degrees by political stability and government regulations relating to the mining industry. Any changes in regulations or shifts in political attitudes are beyond the control of the Company and may adversely affect its business. Exploration and development may be affected in varying degrees by government regulations with respect to restrictions on future exploitation and production, price controls, export controls, foreign exchange controls, income taxes, royalties on production, expropriation of property, environmental legislation, and mine and/or site safety.

Operating in developing economies such as Mexico and Panama has certain risks, including changes to, or invalidation of, government mining regulations; expropriation or revocation of land or property rights; changes in foreign ownership rights; changes in foreign taxation rates; security issues; corruption; uncertain political climate; narco-terrorist actions or activities; and lack of a stable economic climate.

We do not carry political risk insurance.

ESTIMATES OF MINERAL RESOURCES & MINERAL RESERVES AND PRODUCTION RISKS

The mineral resource and mineral reserve estimates included in this MD&A are estimates based on a number of assumptions, including those stated herein, and any adverse change to those assumptions could require the Company to lower its mineral resource estimate. Until a deposit is actually mined and processed, the quantity and grades of mineral resources must be considered as estimates only. Valid estimates made at a given time may significantly change when new information becomes available. In addition, the quantity and/or economic viability of mineral resources may vary depending on, among other things, metal prices, grades, production costs, stripping ratios, recovery rates, permit regulations and other legal requirements, environmental factors, unforeseen technical difficulties, unusual or unexpected geological formations and work interruptions. Any material change in the quantity of mineral resources or grade may affect the economic viability of the Company’s properties. No assurance can be given that any particular level of recovery of minerals will in fact be realized or that an identified mineral resource will ever qualify as a commercially mineable (or viable) deposit that can be legally and economically exploited. There can also be no assurance that any discoveries of new mineral reserves will be made. Any material reductions in estimates of mineral resources could have a material adverse effect on the Company’s results of operations and financial condition.

MINING INDUSTRY

The business of exploring for minerals and mining involves a high degree of risk. The operations of the Company may be disrupted by a variety of risks and hazards normally encountered in the exploration, development, and production of precious metals, including, without limitation, unusual and unexpected geologic formations, seismic activity, rock bursts, cave-ins, flooding, and other conditions involved in the drilling and removal of material, any of which could result in damage to, or destruction of, mines and other producing facilities, personal injury or loss of life, and damage to tailings dams, property, and environmental damage, all of which may result in possible legal liability. The occurrence of any of these events could result in a prolonged interruption of the Company’s activities that would have a material adverse effect on its business, financial condition, results of operations, and prospects. Further, the Company may be subject to liability or sustain losses in relation to certain risks and hazards against which it cannot insure or for which it may elect not to insure. The occurrence of operational risks and/or a shortfall or lack of insurance coverage could have a material adverse impact on the Company’s results of operations and financial condition.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

The exploration for and development of mineral deposits involves significant risks, which even a combination of careful evaluation, experience and knowledge may not eliminate. While the discovery of an ore body may result in substantial rewards, few properties that are explored are ultimately developed into producing mines. Even when mineralization is discovered, it may take several years until production is possible, during which time the economic feasibility of production may change. Major expenses may be required to locate and establish mineral reserves, to develop metallurgical processes, and to construct mining and processing facilities at a particular site. It is impossible to ensure that the exploration or development programs planned by Orla will result in a profitable commercial mining operation. Whether a mineral deposit will be commercially viable depends on a number of factors, some of which are: the particular attributes of the deposit, such as size, grade and proximity to infrastructure, metal prices that are highly cyclical, and government regulations, including regulations relating to prices, taxes, royalties, land tenure, land use, importing and exporting of minerals, and environmental protection. The exact effect of these factors cannot be accurately predicted, but the combination of these factors may result in the Company not receiving an adequate return on invested capital. There is no certainty that the expenditures made towards the search and evaluation of mineral deposits will result in discoveries or development of commercial quantities of ore. Development projects have no operating history upon which to base estimates of future capital and operating costs. For development projects, mineral resource estimates and estimates of operating costs are, to a large extent, based upon the interpretation of geologic data obtained from drill holes and other sampling techniques, and feasibility and pre-feasibility studies, which derive estimates of capital and operating costs based upon anticipated tonnage and grades of ore to be mined and processed, ground conditions, the configuration of the ore body, expected recovery rates of minerals from ore, estimated operating costs, and other factors. As a result, actual production, cash operating costs, and economic returns could differ significantly from those estimated. It is not unusual for new mining operations to experience problems during the start-up phase, and delays in the commencement of production can often occur.

GOVERNMENT REGULATION

The exploration, development, and mining activities of the Company are subject to various federal, provincial/state, and local laws governing prospecting, development, taxes, labour standards, toxic substances, and other matters. Exploration, development, and mining activities are also subject to various federal, provincial/state, and local laws and regulations relating to the protection of the environment. These laws mandate, among other things, the maintenance of air and water quality standards, and land reclamation. These laws also set forth limitations on the generation, transportation, storage, and disposal of solid and hazardous waste. Although the Company’s exploration, development, and mining activities are currently carried out in accordance with all applicable rules and regulations governing operations and exploration activities, no assurance can be given that new rules and regulations, amendments to current laws and regulations or more stringent implementation thereof could have a substantial adverse impact on the Company’s activities.

TITLE MATTERS

Although the Company has diligently investigated title to all mineral concessions (either granted or under re-application) and, to the best of its knowledge (except as otherwise disclosed herein), titles to all its properties are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to any of the Company’s mineral properties and any of the Company’s properties may be subject to prior unregistered agreements or transfers and title may be affected by undetected encumbrances or defects or governmental actions.

The Company has also investigated ownership of all surface rights in which it has an interest, and, to the best of its knowledge, its ownership rights are in good standing. However, all surface rights may be subject to prior claims or agreement transfers, and rights of ownership may be affected by undetected defects. While, to the best of the Company's knowledge, titles to all surface rights are in good standing, this should not be construed as a guarantee of title. Other parties may dispute title to the surface rights in which the Company has an interest. The properties may be subject to prior unregistered agreements or transfers and titles may be affected by undetected defects.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

Certain of the Company’s mineral rights at the South Railroad Project consist of unpatented mining claims. Unpatented mining claims present unique title risks due to the rules for validity and the opportunities for third-part challenges. The South Railroad Project is also subject to annual compliance with assessment work and/or fee requirements, property taxes, lease payments and other contractual payments and obligations. Any failure to make such payments or comply with such requirements or obligations could result in the loss of all or a portion of the Company’s interest in the South Railroad Project. In addition, certain of the Company’s subsurface mineral rights to the South Railroad Project are secured or controlled by a contractual interest in private surface and mineral property in the form of various surface use agreements and mining/mineral leases. Subject to the terms of those agreements and leases, certain of those agreements and leases may have not have provisions for automatic renewal. If the Company is not able to negotiate for the extension of those agreements and leases they may expire and no longer form part of the Company’s mineral portfolio.

ENVIRONMENTAL RISKS AND HAZARDS

All phases of the Company’s mineral exploration, development, and mining operations are subject to environmental regulation in the various jurisdictions in which it operates. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors, and employees. There is no assurance that future changes in environmental regulations, laws, and permits, if any, will not adversely affect the Company’s operations. Environmental hazards may exist on the properties on which the Company holds interests which are unknown to the Company at present, which have been caused by previous or existing owners or operators of the properties. The Company may become liable for such environmental hazards caused by previous owners and operators of the properties even where it has attempted to contractually limit its liability.

Government approvals and permits are currently, and may in the future be, required in connection with the Company’s operations. To the extent such approvals are required and not obtained; the Company may be curtailed or prohibited from proceeding with planned exploration, development, or mining of mineral properties.

Failure to comply with applicable laws, regulations, and permitting requirements may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities causing operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment, or remedial actions. Parties engaged in mining operations may be required to compensate those suffering loss or damage by reason of the mining activities and may have civil or criminal fines or penalties imposed for violations of applicable laws or regulations.

COMMODITY PRICES

The profitability of mining operations is significantly affected by changes in the market price of gold and other minerals. The level of interest rates, the rate of inflation, world supply of these minerals and stability of exchange rates can all cause significant fluctuations in metal prices. Such external economic factors are in turn influenced by changes in international investment patterns and monetary systems and political developments. The price of gold and other minerals has fluctuated widely in recent years, and future serious price declines could cause commercial production to be impracticable.

UNINSURED RISKS

The Company carries insurance to protect against certain risks in such amounts as it considers adequate. Risks not insured against include environmental pollution or other hazards against which such corporations cannot insure or against which they may elect not to insure.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

UNKNOWN LIABILITIES IN CONNECTION WITH ACQUISITIONS

As part of the Company’s acquisitions, including the Company’s recently completed acquisition of Gold Standard, the Company has assumed and will assume certain liabilities and risks. While the Company conducted thorough due diligence in connection with such acquisitions, there may be liabilities or risks that the Company failed, or was unable, to discover in the course of performing the due diligence investigations or for which the Company was not indemnified. Any such liabilities, individually or in the aggregate, could have a material adverse effect on the Company’s financial position and results of operations.

ACQUISITIONS AND INTEGRATION

From time to time, the Company examines opportunities to acquire additional mining assets and businesses. This includes the Company’s recently completed acquisition of Gold Standard. Any acquisition that the Company may choose to complete may be of a significant size, may change the scale of the Company’s business and operations, and may expose the Company to new geographic, political, operating, financial, and geological risks. The Company’s success in its acquisition activities depends on its ability to identify suitable acquisition candidates, negotiate acceptable terms for any such acquisition, and integrate the acquired operations successfully with those of the Company. Any acquisitions would be accompanied by risks. For example, there may be a significant change in commodity prices after the Company has committed to complete the transaction and established the purchase price or exchange ratio; a material property may prove to be below expectations; the Company may have difficulty integrating and assimilating the operations and personnel of any acquired companies, realizing anticipated synergies and maximizing the financial and strategic position of the combined enterprise, and maintaining uniform standards, policies and controls across the organization; the integration of the acquired business or assets may disrupt the Company’s ongoing business and its relationships with employees, customers, suppliers, and contractors; and the acquired business or assets may have unknown liabilities which may be significant. In the event that the Company chooses to raise debt capital to finance any such acquisition, the Company’s leverage will be increased. If the Company chooses to use equity as consideration for such acquisition, existing shareholders may experience dilution. Alternatively, the Company may choose to finance any such acquisition with its existing resources. There can be no assurance that the Company would be successful in overcoming these risks or any other problems encountered in connection with such acquisitions.

INDEBTEDNESS

As of the date of this MD&A, Orla has indebtedness outstanding under the Credit Facility as discussed under the Section VIII – “Capital Resources”. As a result, the Company will be required to use a portion of its cash flow to service principal and interest on its debt, which will limit the cash flow available for other business opportunities. The Company’s ability to make scheduled payments of the principal of, to pay interest on, or to refinance indebtedness depends on its future performance, which is subject to economic, financial, competitive and other factors beyond its control. The Company may not generate cash flow from operations in the future sufficient to service debt and make necessary capital expenditures. If the Company is unable to generate such cash flow, it may be required to adopt one or more alternatives, such as selling assets, restructuring debt or obtaining additional equity capital on terms that may be onerous or highly dilutive. The Company’s ability to refinance its indebtedness will depend on the capital markets and our financial condition at such time. We may not be able to engage in any of these activities or engage in these activities on desirable terms, which could result in a default. The terms of the Credit Facility require the Company to satisfy various affirmative and negative covenants and to meet certain financial ratios and tests. These covenants limit, among other things, the Company’s ability to incur further indebtedness, create certain liens on assets or engage in certain types of transactions. The Company can provide no assurances that in the future, it will not be limited in its ability to respond to changes in its business or competitive activities or be restricted in its ability to engage in mergers, acquisitions or dispositions of assets. Furthermore, a failure to comply with these covenants and financial ratios and tests would likely result in an event of default under the Credit Facility and would allow the lenders to accelerate the debt, which could materially and adversely affect the Company’s business, financial condition and results of operations and the price of our Common Shares.

ORLA MINING LTD.
Management’s Discussion and Analysis
Three and nine months ended September 30, 2022	United States dollars unless otherwise stated

LITIGATION RISK

All industries, including the mining industry, are subject to legal claims, with and without merit. Defense and settlement costs of legal claims can be substantial, even with respect to claims that have no merit. Due to the inherent uncertainty of the litigation and dispute resolution process, the litigation process could take away from management time and efforts and the resolution of any particular legal proceeding to which the Company may become subject could have a material adverse effect on the Company’s financial position, results of operations, or the Company’s property development or operations.

COMPLIANCE WITH ANTI-CORRUPTION LAWS

Orla is subject to various anti-corruption laws and regulations including, but not limited to, the Corruption of Foreign Public Officials Act (1999), the Foreign Corrupt Practices Act of the United States of America, and similar laws in any country in which the Company conducts business. In general, these laws prohibit a company and its employees and intermediaries from bribing or making other prohibited payments to foreign officials or other persons to obtain or retain business or gain some other business advantage. Certain jurisdiction where the Company operates have been perceived as having fairly high levels of corruption. Orla cannot predict the nature, scope, or effect of future anti- corruption regulatory requirements to which the Company’s operations might be subject or the manner in which existing laws might be administered or interpreted.

Failure to comply with the applicable legislation and other similar foreign laws could expose the Company and/or its senior management to civil and/or criminal penalties, other sanctions and remedial measures, legal expenses, and reputational damage, all of which could materially and adversely affect the Company’s business, financial condition, and results of operations. Likewise, any investigation of any potential violations of the applicable anti-corruption legislation by Canadian or foreign authorities could also have an adverse impact on the Company’s business, financial condition, and results of operations.

Because of these legal and regulatory requirements, the Company has instituted policies regarding business ethics, which have been designed to ensure that Orla and its employees comply with applicable anti-corruption laws and regulations. However, there can be no assurance or guarantee that such efforts have been and will be completely effective in ensuring the Company’s compliance, and the compliance of its employees, consultants, contractors, and other agents, with all applicable anticorruption laws and regulations.

CONFLICTS OF INTEREST

Certain directors of the Company also serve as directors and/or officers of other companies involved in natural resource exploration and development. Consequently, there exists the possibility for such directors to be in a position of conflict. Any decision made by such directors involving the Company will be made in accordance with their duties and obligations to deal fairly and in good faith with the Company and such other companies. In addition, such directors will declare, and refrain from voting on, any matter in which such directors may have a conflict of interest.